                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-01199

PROSPECTUS
                               2,500,000 SHARES

                       [LOGO OF ORCHARD SUPPLY HARDWARE]

                                 COMMON STOCK

  Of the 2,500,000 shares of Common Stock offered hereby, 500,000 shares are being sold by the Company and 2,000,000 shares are being sold by the Selling Stockholder (the "Offering"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "OSHC." The Company has applied to have its Common Stock quoted on the New York Stock Exchange and anticipates trading will commence within 45 days of the pricing of the Offering. On March 12, 1996, the last reported sale price for the Common Stock quoted on the Nasdaq National Market was $24.75. See "Price Range of Common Stock."

  SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
        PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
          OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    Proceeds to
                           Price to    Underwriting   Proceeds to     Selling
                            Public      Discount (1)  Company (2)   Stockholder
-------------------------------------------------------------------------------
Per Share...............    $24.25         $1.21        $23.04        $23.04
Total (3)...............  $60,625,000   $3,025,000    $11,520,000   $46,080,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated to be $275,000.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $69,718,750, Underwriting Discount will total $3,478,750 and Proceeds to the Selling Stockholder will total $54,720,000. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about March 18, 1996.

                               ----------------

MONTGOMERY SECURITIES                                               FURMAN SELZ

                                March 12, 1996

                       [LOGO OF ORCHARD SUPPLY HARDWARE]


[MAP OF CALIFORNIA]                           [PHOTO 1]

Existing Stores and Distribution              Store located in Foster City,
Center                                        California


                                              [PHOTO 2]

                                              Quick and easy check out


[PHOTO 4]                                     [PHOTO 3]

Extensive selection of striking tools         A broad range of quality plants
and replacement handles                       and shrubs

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the Notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, as used in this Prospectus (i) all information assumes that the over-allotment option granted to the Underwriters has not been exercised and (ii) all references to a fiscal year shall mean the fiscal year of the Company which commences in such year (for example, the fiscal year commencing January 30, 1995 and ending January 28, 1996 is referred to herein as fiscal 1995). This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Orchard currently operates 60 hardware superstores in California which average approximately 40,000 square feet of interior and exterior selling space and carry over 45,000 stock keeping units ("SKUs"). Orchard primarily targets the "fix-it" homeowner focused on repair and maintenance projects and is positioned in a unique niche between small, high-priced independent hardware retailers and large warehouse home center chains. Orchard strives to offer the service and convenience of a "mom and pop" hardware store while providing a greater depth and breadth of "fix-it" products in its core product categories than the large warehouse home center chains.

  Historically, the Company's market has been Northern and Central California, where the Company currently operates 50 stores. The Company successfully entered the Southern California market in fiscal 1994 with the opening of six stores in metropolitan Los Angeles and one store near Santa Barbara. The Company has subsequently added three stores in metropolitan Los Angeles. The Company currently expects to open five to seven new stores in fiscal 1996 and five to ten new stores annually for the next several years thereafter, substantially all of which will be located in Southern California. Through these store openings, the Company plans to strengthen its position in metropolitan Los Angeles and extend its Southern California presence initially into Orange, San Bernardino and Ventura Counties and then to Riverside and San Diego Counties.

                              THE ORCHARD CONCEPT

  Orchard's business strategy is to position itself as the primary destination for customers' "fix-it" needs by providing a broad merchandise selection, outstanding service, convenient, well organized stores and value pricing.

  Broad Selection and Availability. Orchard offers a wide selection of brand name and private label merchandise, including many products not carried by its competitors in its core merchandise categories of hardware, plumbing, electrical and garden and nursery. Management believes that in these core categories the Company offers more SKUs than its warehouse competitors. The Company further distinguishes itself by maintaining a high in-stock selection (98% on average) to ensure availability of merchandise to its customers.

  High Levels of Customer Service. The Company is committed to furnishing outstanding levels of customer service through knowledgeable, well trained personnel. Additionally, the Company offers value-added services including a pick-up station at each location, commercial customer services, a proprietary credit card, custom cutting and "how-to" fairs.

  Convenient, Well Organized Stores. Orchard stores have low profile shelving, descriptive signs and efficient check-out stations which provide customers an attractive shopping environment and the ability to locate items and check out of the store quickly. The Company's stores follow a standard merchandise layout and maintain a consistent appearance. In addition, all Orchard stores are easily accessible, are conveniently located and have ample parking.

  Value Orientation. The Company provides the customer with value through a combination of broad merchandise selection, outstanding service, convenient, well organized stores and fair everyday prices. The Company offers competitive pricing on high visibility, high volume products. The Company also stocks a wide selection of products not typically carried by its competitors on which the Company generally achieves higher margins.

                                GROWTH STRATEGY

  Orchard's strategy for growth is to continue to build its market presence in existing markets and to enter attractive new markets. The Company's primary strategy is to add new stores in its existing metropolitan Los Angeles market and to extend its Southern California presence into Orange, Riverside, San Bernardino, San Diego and Ventura Counties. The Company will also augment its Northern and Central California base with strategic new store additions. The Company plans to open five to seven new stores in fiscal 1996 and five to ten new stores annually for the next several years thereafter, substantially all of which will be in Southern California.

  The Company's expansion into Southern California has been very successful, with four of the stores in this market already ranking among the Company's top 20 stores in sales. Management believes that the Southern California market, one of the largest do-it-yourself ("DIY") markets in the United States, presents an attractive opportunity for the broad-selection, high-service Orchard concept. By extending its presence in Southern California, the Company believes it will be able to leverage its advertising and marketing expenses in this market and attain a critical mass of stores to support a new Southern California distribution center, which is planned for fiscal 1998.

  The Company believes its experience in Southern California has demonstrated that Orchard's concept is transferrable from its original Northern and Central California markets to other regions. The Company believes that the Southern California market has considerably more expansion potential than its Northern and Central California markets and can support its growth over at least the next five years.

                                ----------------

  Substantially all of the Company's operations are conducted through its wholly owned subsidiary, Orchard Supply Hardware Corporation ("Orchard Supply"). The principal executive offices of the Company are located at 6450 Via Del Oro, San Jose, California 95119 and its telephone number is (408) 281-3500. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Orchard" refer to the Company and Orchard Supply.

                                  THE OFFERING

 Common Stock offered by the Company................ 500,000 shares
 Common Stock offered by the Selling Stockholder.... 2,000,000 shares
 Common Stock to be outstanding after the Offering . 7,515,165 shares (1)
 Nasdaq National Market Symbol...................... OSHC
 Proposed New York Stock Exchange Symbol ........... ORH
 Use of Proceeds.................................... For general corporate purposes, including
                                                     working capital, and new
                                                     store expansion.

--------
(1) As of January 28, 1996. Does not reflect 1,280,000 shares issuable upon conversion of the Company's 6% Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") or 229,158 shares of Common Stock issuable upon the exercise of options. A total of 177,201 additional shares of Common Stock are reserved for issuance under the Company's stock option plans. See Note 7 to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

                                                  YEAR ENDED
                          -------------------------------------------------------------
                          JANUARY 26,  JANUARY 31, JANUARY 30, JANUARY 29,  JANUARY 28,
                             1992         1993        1994        1995         1996
                          (52 WEEKS)   (53 WEEKS)  (52 WEEKS)  (52 WEEKS)   (52 WEEKS)
                          -----------  ----------- ----------- -----------  -----------
INCOME STATEMENT DATA:
Sales...................   $308,562     $346,158    $365,077    $441,646     $532,439
Gross margin............    109,510      121,559     130,751     160,267      192,675
Operating expenses......     91,296       99,944     106,802     137,858      161,040
Pre-opening expenses....      1,192          924       2,221       7,525        2,400
Operating income........     17,022       20,691      21,728      14,884       29,235
Write-down in carrying
 amount of asset held
 for disposal...........        --         2,007         --          --           --
Interest expense........     14,773       16,725      11,563      12,587       13,337
Income before provision
 for income taxes.......      2,249        1,959      10,165       2,297       15,898
Income before
 extraordinary
 items (1)..............      1,278        1,093      10,165       2,297       11,609
Extraordinary items (1).        971         (200)     (9,318)        --           --
Net income..............      2,249          893         847       2,297       11,609
Preferred stock
 dividends (2)..........      3,446        4,208         814       1,115        1,200
Net income (loss)
 available to common
 stock..................   $ (1,197)    $ (3,315)   $     33    $  1,182     $ 10,409
PER SHARE DATA:
Primary:
 Net income (loss) per
  common and equivalent
  share before
  extraordinary items...   $  (1.74)    $  (2.52)   $   1.57    $   0.17     $   1.48
 Net income (loss) per
  common and equivalent
  share.................      (0.96)       (2.68)       0.01        0.17         1.48
Fully diluted:
 Net income (loss) per
  common and equivalent
  share before
  extraordinary items...      (1.74)       (2.52)       1.57        0.17         1.38
 Net income (loss) per
  common and equivalent
  share.................      (0.96)       (2.68)       0.01        0.17         1.38
UNAUDITED PRO FORMA
 (FULLY TAXED) DATA (3):
Net income available to
 common stock...........                                                     $  9,380
Fully diluted net income
 per common and
 equivalent share.......                                                     $   1.12
OTHER DATA:
Comparable store sales
 growth.................       (1.3)%        5.3%        2.0%       (1.1)%        8.0%
Number of stores (at end
 of period).............         37           39          43          56           60

                                                              JANUARY 28, 1996
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                            -------- -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working capital............................................ $ 76,155  $ 87,400
Total assets...............................................  305,536   316,781
Long-term debt and capital leases..........................  132,242   132,242
Stockholders' equity.......................................   93,257   104,502

--------
(1) Extraordinary items include losses on the extinguishment of debt of $0.6 million and $9.3 million in the years ended January 31, 1993 and January 30, 1994, respectively, and benefits from the realization of net operating loss carryforwards of $1.0 million and $0.4 million in the years ended January 26, 1992 and January 31, 1993, respectively.

(2) See Note 6 to Consolidated Financial Statements.

(3) Pro forma net income available to common stock reflects an income tax provision at a 41.0% effective rate, the Company's estimated effective rate for fiscal 1996. The Company's actual effective tax rate for fiscal 1995 was 27.0%. See Note 8 to Consolidated Financial Statements. Management believes the presentation of such pro forma data is meaningful to the reader because it more closely approximates the future tax status of the Company.

                                 RISK FACTORS

  Prospective investors should consider carefully, in addition to other information contained in this Prospectus, the following factors before purchasing the shares offered hereby.

COMPETITION

  The retail hardware business is highly competitive, and some of the Company's competitors have substantially greater resources than the Company. The Company competes with warehouse home center chains, traditional home improvement centers and local independent retailers. Management believes that its primary competitors are the warehouse home center chains, HomeBase and The Home Depot, Inc. ("Home Depot"). The Company estimates that over 70% of Orchard's stores currently compete directly with warehouse home center stores. The Company anticipates that Home Depot will open four additional stores in its markets in 1996. As it executes its growth strategy, Orchard will be opening stores in proximity to existing warehouse home centers. Orchard competes largely on the basis of service, selection and convenience, rather than price, and has been successful thus far in competing with warehouse home centers. However, due to the competitive nature of the market and the substantially greater resources possessed by the Company's home center competition, the Company faces the risk of increased competition in its market niche. See "Business--Competition."

MANAGING EXPANSION

  The Company currently plans to open five to seven new stores in fiscal 1996 and five to ten stores annually for the next several years thereafter, substantially all of which will be located in Southern California. The Company's ability to execute its expansion plans will depend to a great extent on its ability to obtain suitable store sites on acceptable terms and open stores on a timely basis. The Company may encounter substantial delays, increased expenses or loss of potential sites due to the complexities associated with the regulatory and permitting processes involved in opening retail stores. The Company's expansion will further depend on its ability to implement its operating controls and systems, to complete tenant improvements in a timely manner, to hire and train competent store managers and staff and to integrate these employees and new stores into its overall systems and operations. The Company's prospects may be adversely affected if it is unable to execute its store opening program. There can be no assurance that planned store openings will be accomplished in a timely or profitable manner.

  As the Company continues its store opening program, it will incur pre-opening costs as well as higher labor, occupancy and other operating costs as a percentage of sales in its new stores, thereby adversely affecting overall margins until the new stores achieve sales maturity. Orchard's stores typically have an operating loss in the year in which they commence operations, due primarily to the stores' pre-opening expenses. In the subsequent year, a new store generally breaks even before allocation of overhead expenses not directly related to the store. Consequently, the opening of new stores has a negative impact on the Company's profitability for that year. In addition, if the Company accelerates its expansion plans, earnings in the near term will be adversely affected.

  The Company's expansion into the Southern California market involves increased occupancy, labor, advertising and other costs, reflecting the cost structure of the Southern California market as compared to the Company's operations in Northern and Central California, and there can be no assurance that the Company will be able to reduce these costs over time. In addition, metropolitan Los Angeles is approximately 350 miles from the Company's Tracy, California warehouse and distribution facility, which has resulted in gross margins that are 0.9% lower in Southern California primarily due to increased transportation costs. This will continue until the Company opens the Southern California warehouse and distribution facility, which is currently planned for fiscal 1998 when the Company currently anticipates it will have developed the necessary store base in this market. Transportation savings are expected to be initially offset by higher warehouse expenses at this facility. Successful implementation of the new warehouse and distribution facility is a key factor in the Company's expansion strategy. If the opening is delayed, or if the Company is unable to operate its existing warehouse and distribution facility on a cost efficient basis until fiscal 1998, the Company's expansion program and results of operations could be adversely affected. The metropolitan Los Angeles area is large and complex and there can be no assurance that the Company's Southern California stores will achieve desired levels of profitability.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Growth Strategy," "--Distribution" and "-- Competition."

SEASONALITY AND SENSITIVITY TO WEATHER

  The Company's results of operations exhibit some degree of seasonality. Generally, the Company's sales and operating income are highest in the second quarter and lowest in the fourth quarter. This is primarily attributable to seasonality in sales of garden, nursery and related products which peak at the beginning of the spring/summer gardening season. The Company has experienced losses in the fourth quarter in the past and may experience losses in this quarter in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company's business can be negatively impacted by adverse weather conditions, particularly the sales of garden and nursery products which comprised approximately 27% of the Company's total sales for fiscal 1995. For example, the Company's results in the first half of fiscal 1995 were adversely impacted by unusually wet weather in Northern and Central California, and nursery and garden sales were also negatively affected during the prolonged drought in California in the early 1990s. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

QUARTERLY FLUCTUATIONS; COMPARABLE STORE SALES

  The Company is subject to quarterly fluctuations in results of operations due to various factors, including general economic conditions, consumer confidence, weather conditions, levels of promotional marketing efforts, the maturation of new stores and competitive activity. In addition, results of operations can be adversely affected by the number and timing of new store openings and related pre-opening costs. Future results of operations may fluctuate as a result of these and other factors. Sales in an existing store may also be adversely affected by the opening of a new Orchard store within the same market; however, these new stores are intended to increase overall market penetration and customer convenience.

  Several of these factors also impact comparable sales comparisons. The Company experienced a strong comparable store sales increase in fiscal 1995, especially in the second half of the year. The Company does not expect to sustain its rate of comparable store sales growth in fiscal 1996, particularly in the second half of the year. The Company has recorded comparable store sales decreases in certain quarters and fiscal years, and there can be no assurance that comparable store sales for any particular quarter or fiscal year will not decrease in the future. A decrease in comparable store sales in any future period could have an adverse effect on earnings for that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Because of these fluctuations in quarterly results, the results achieved in any quarter should not be viewed as necessarily indicative of the results that will be achieved for a full fiscal year or any future quarter.

GEOGRAPHIC CONCENTRATION

  As its operations are entirely within California, the Company is subject to regional risks, such as the economy, weather conditions, natural disasters and regulation. Areas of California have recently begun to emerge from a prolonged recession. If the economic recovery falters, California suffers another drought, or other adverse regional events occur, there may be an adverse impact on the Company's sales and profitability and its ability to implement its expansion program at the planned rate.

LEVERAGE AND CERTAIN RESTRICTIONS IMPOSED BY LENDERS

  The Company is, and after the completion of the Offering will continue to be, leveraged. After giving effect to the Offering and the application of the estimated net proceeds therefrom, as of January 28, 1996, the Company's ratio of long-term debt to stockholders' equity would have been approximately 1.3 to 1 and the Company's long-term debt as a percentage of total capitalization would have been 56.2%. The Company's operating results have been and will continue to be impacted by significant fixed charges related to its indebtedness and dividends with respect to its preferred stock. The Company's debt instruments contain financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests and limitations on the Company's ability to make capital expenditures, to incur other indebtedness and to pay dividends. If the Company fails to comply with the various covenants, the lenders will be able to either accelerate the maturity of or cause the Company to repurchase the applicable indebtedness.

  The degree to which the Company is leveraged and the terms governing Orchard's indebtedness, including restrictive covenants and events of default, could have important consequences to stockholders including the following: (i) a significant portion of the Company's cash flow from operations must be dedicated to service its indebtedness; (ii) the Company may be more leveraged than other providers of similar products and services, which may place the Company at a competitive disadvantage; and (iii) the Company's leverage could make it more vulnerable to changes in general economic conditions. Unexpected declines in the Company's future business, increases in interest rates, or the inability to borrow additional funds for its operations if and when required could impair the Company's ability to meet its debt service obligations and, therefore, could have a material adverse effect on the Company's business and future prospects. No assurance can be given that additional debt or equity funds would be available if needed or, if available, on terms which are favorable to the Company. See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CONTROL OF THE COMPANY

  Presently, six of the eight members of the Company's Board of Directors are affiliated with Freeman Spogli & Co. ("FS&Co.") or management. FS&Co. currently controls through affiliates the power to vote 38.5% (48.0% if the Convertible Preferred Stock is fully converted) of the outstanding shares of Common Stock of the Company. Although FS&Co.'s voting power will be reduced to 9.3% (22.5% if the Convertible Preferred Stock is fully converted) after the Offering, FS&Co. may effectively control or strongly influence the Company's management policy and financing decisions and may have the power to strongly influence the election of the Board of Directors; however, all major corporate transactions including certain mergers and acquisitions, sales of substantially all assets of the Company or going private transactions require approval of a majority of the Company's outstanding stock entitled to vote thereon (other than transactions subject to Section 203 of the Delaware General Corporation Law). See "Management" and "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of the Company's Common Stock in the public market after the Offering could adversely affect its market price. The Selling Stockholder and the Company's directors and officers have agreed, subject to certain limitations, not to sell any shares of Common Stock for a period of 90 days after the closing of the Offering. Following the expiration of this 90-day period, these shares may be resold subject to certain restrictions under Rule 144. However, three unaffiliated stockholders known to the Company to own greater than 5% of the Company's shares are not subject to any limitations on resale, and their shares, as well as the approximately 5,470,518 additional shares (as of February 14, 1996) that are publicly held (including the shares offered hereby), may be sold at any time. See "Principal and Selling Stockholders."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $11.2 million, after deducting the underwriting discount and estimated offering expenses. The Company intends to use the estimated net proceeds of the Offering for general corporate purposes, including working capital, and to fund its continuing new store expansion. Pending such uses, the Company may invest the proceeds in short-term, investment grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is currently traded on the Nasdaq National Market. The Company has applied to have its Common Stock listed on the New York Stock Exchange and anticipates that trading will commence within 45 days of the pricing of the Offering. The following table sets forth, for the fiscal periods indicated, the high and low sales prices for the Common Stock as reported by Nasdaq.

                                                               HIGH    LOW
                                                               ----    ----
   FISCAL 1994
     First Quarter............................................ $15 1/2 $11 3/4
     Second Quarter........................................... $15 1/2 $12
     Third Quarter............................................ $13 1/4 $ 9
     Fourth Quarter........................................... $10     $ 6 1/4
   FISCAL 1995
     First Quarter............................................ $ 9 3/4 $ 7
     Second Quarter........................................... $14 1/4 $ 8 9/16
     Third Quarter............................................ $16 3/4 $13 1/4
     Fourth Quarter........................................... $26 1/2 $14
   FISCAL 1996
     First Quarter (through March 12, 1996)................... $27 1/4 $21 1/4

  The last reported sale price of the Common Stock on the Nasdaq National Market on March 12, 1996 was $24.75 per share. As of January 28, 1996, there were 311 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has not declared or paid cash dividends to its holders of Common Stock. The Company currently anticipates that all earnings will be retained for the development and expansion of its business and, therefore, does not anticipate paying dividends on its Common Stock in the foreseeable future. The agreements governing the Company's indebtedness contain provisions which prohibit the Company from paying dividends on its Common Stock. See Note 5 to Consolidated Financial Statements. Dividends on the Convertible Preferred Stock accrue at 6% per annum from the date of original issuance, February 25, 1994, and are payable quarterly, when, as and if declared by the Board of Directors. No dividends can be declared or paid on the Company's Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid in full. As of January 28, 1996, the Company was current in the payment of the preferred dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 28, 1996 and as adjusted to give effect to the issuance and sale by the Company of 500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                            JANUARY 28, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Long-term debt:
  9 3/8% senior notes due 2002........................... $100,000   $100,000
  Mortgage financings....................................   32,829     32,829
  Obligations under capitalized leases...................    1,437      1,437
                                                          --------   --------
    Total long-term debt (1).............................  134,266    134,266
                                                          --------   --------
Stockholders' equity:
  Preferred Stock, $.01 par value; liquidation preference
   of $25.00 per share: 2,000,000 shares authorized,
   800,000 shares issued and outstanding.................        8          8
  Common Stock, $.01 par value; 16,000,000 shares
   authorized, 7,018,885 shares issued, 7,015,165 shares
   outstanding, actual, and 7,518,885 shares issued and
   7,515,165 outstanding, as adjusted (2)................       70         75
  Additional paid-in capital.............................   90,612    101,852
  Less: notes receivable from sale of capital stock......      (93)       (93)
  Retained earnings......................................    2,660      2,660
                                                          --------   --------
    Total stockholders' equity...........................   93,257    104,502
                                                          --------   --------
     Total capitalization................................ $227,523   $238,768
                                                          ========   ========

--------
(1) Includes current portion of long-term debt of $2,024,000.

(2) Amounts do not include 229,158 shares issuable upon the exercise of stock options as of January 28, 1996, and 1,280,000 shares which may be issuable upon conversion of the Convertible Preferred Stock. See "Description of Capital Stock--Preferred Stock." A total of 177,201 additional shares are reserved for issuance under the Company's stock option plans. See Note 7 to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

  The selected consolidated financial data for the years presented, except store and pro forma data, have been derived from consolidated financial statements of the Company which were audited by Arthur Andersen LLP, independent public accountants. The information presented below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                  YEAR ENDED
                          -------------------------------------------------------------
                          JANUARY 26,  JANUARY 31, JANUARY 30, JANUARY 29,  JANUARY 28,
                             1992         1993        1994        1995         1996
                          (52 WEEKS)   (53 WEEKS)  (52 WEEKS)  (52 WEEKS)   (52 WEEKS)
                          -----------  ----------- ----------- -----------  -----------
INCOME STATEMENT DATA:
Sales...................   $308,562     $346,158    $365,077    $441,646     $532,439
Cost of goods sold......    199,052      224,599     234,326     281,379      339,764
                           --------     --------    --------    --------     --------
 Gross margin...........    109,510      121,559     130,751     160,267      192,675
Operating expenses......     91,296       99,944     106,802     137,858      161,040
Pre-opening expenses....      1,192          924       2,221       7,525        2,400
                           --------     --------    --------    --------     --------
 Operating income.......     17,022       20,691      21,728      14,884       29,235
Write-down in carrying
 amount of asset held
 for disposal...........        --         2,007         --          --           --
Interest expense........     14,773       16,725      11,563      12,587       13,337
                           --------     --------    --------    --------     --------
 Income before provision
  for income taxes......      2,249        1,959      10,165       2,297       15,898
Provision for income
 taxes..................        971          866         --          --         4,289
                           --------     --------    --------    --------     --------
 Income before
  extraordinary items
  (1)...................      1,278        1,093      10,165       2,297       11,609
Extraordinary items (1).        971         (200)     (9,318)        --           --
                           --------     --------    --------    --------     --------
 Net income.............      2,249          893         847       2,297       11,609
Preferred stock
 dividends (2)..........      3,446        4,208         814       1,115        1,200
                           --------     --------    --------    --------     --------
 Net income (loss)
  available to common
  stock.................   $ (1,197)    $ (3,315)   $     33    $  1,182     $ 10,409
                           ========     ========    ========    ========     ========
PER SHARE DATA:
Primary:
 Net income (loss) per
  common and equivalent
  share before
  extraordinary items...   $  (1.74)    $  (2.52)   $   1.57    $   0.17     $   1.48
 Net income (loss) per
  common and equivalent
  share.................      (0.96)       (2.68)       0.01        0.17         1.48
Fully diluted:
 Net income (loss) per
  common and equivalent
  share before
  extraordinary items...      (1.74)       (2.52)       1.57        0.17         1.38
 Net income (loss) per
  common and equivalent
  share.................      (0.96)       (2.68)       0.01        0.17         1.38
UNAUDITED PRO FORMA
 (FULLY TAXED) DATA (3):
Net income available to
 common stock...........                                                     $  9,380
Fully diluted net income
 per common and
 equivalent share.......                                                     $   1.12
OTHER DATA:
Comparable store sales
 growth.................       (1.3)%        5.3%        2.0%       (1.1)%        8.0%
Number of stores (at end
 of period).............         37           39          43          56           60
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........   $ 44,649     $ 52,274    $ 94,996    $ 71,049     $ 76,155
Total assets............    198,463      197,996     309,735     292,659      305,536
Long-term debt and
 capital leases.........    125,892      130,374     156,273     135,232      132,242
Stockholders' equity....     13,628       14,848      61,827      82,578       93,257

-------
(1) Extraordinary items include losses on the extinguishment of debt of $0.6 million and $9.3 million in the years ended January 31, 1993 and January 30, 1994, respectively, and benefits from the realization of net operating loss carryforwards of $1.0 million and $0.4 million in the years ended January 26, 1992 and January 31, 1993, respectively.
(2) See Note 6 to Consolidated Financial Statements.
(3) Pro forma net income available to common stock reflects an income tax provision at a 41.0% effective rate, the Company's estimated effective rate for fiscal 1996. The Company's actual effective tax rate for fiscal 1995 was 27.0%. See Note 8 to Consolidated Financial Statements. Management believes the presentation of such pro forma data is meaningful to the reader because it more closely approximates the future tax status of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements and Selected Consolidated Financial Data included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

GENERAL

  The Company opened 14 stores in fiscal 1994 and five stores in fiscal 1995. The Company plans to open five to seven stores in fiscal 1996. As a result of the Company's accelerated expansion and entry into Southern California, the Company incurred substantial store pre-opening expenses amounting to $7.5 million for fiscal 1994 and $2.4 million for fiscal 1995. These pre-opening expenses consist principally of store merchandising and stocking expenses, personnel recruitment and training costs and grand-opening advertising and promotional expenses. In fiscal 1996, the Company expects pre-opening expenses to be approximately $0.4 million to $0.5 million per store.

  As the Company has implemented its new store opening program, operating expenses as a percent of sales for the new stores are higher on average, adversely affecting overall operating margins until these new stores achieve sales maturity. The Company's average store achieves maturity after approximately four years. In addition, the Company has generally experienced higher marketing, distribution and occupancy costs in its new stores in the Southern California market. The Company believes, however, that these higher expenses should be offset by higher sales at these stores (when these stores achieve maturity), bringing margins for Southern California stores in line with those for Northern and Central California stores. See "Risk Factors-- Managing Expansion."

  The Company experienced a strong comparable store sales increase in fiscal 1995, especially in the second half of the year. The Company does not expect to sustain its rate of comparable store sales growth in fiscal 1996, particularly in the second half of the year. See "Risk Factors--Quarterly Fluctuations; Comparable Store Sales."

  The following table sets forth selected results of operations as percentages of sales for the periods indicated:

                                                      YEAR ENDED (1)
                                            -----------------------------------
                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
Sales......................................    100.0%      100.0%      100.0%
Gross margin...............................     35.8        36.3        36.2
Operating expenses.........................     29.3        31.2        30.2
Pre-opening expenses.......................      0.6         1.7         0.5
                                               -----       -----       -----
Operating income...........................      6.0         3.4         5.5
Interest expense...........................      3.2         2.9         2.5
                                               -----       -----       -----
Income before provision for income taxes
 and extraordinary items...................      2.8         0.5         3.0
Income tax provision.......................      --          --          0.8
                                               -----       -----       -----
Income before extraordinary items..........      2.8         0.5         2.2
Extraordinary items........................     (2.6)        --          --
                                               -----       -----       -----
Net income.................................      0.2%        0.5%        2.2%
                                               =====       =====       =====

--------
(1) Amounts may not total due to rounding.

RESULTS OF OPERATIONS

 52 Weeks ended January 28, 1996 (fiscal 1995) compared to 52 Weeks ended January 29, 1995 (fiscal 1994).

  Sales for fiscal 1995 increased by 20.6% to $532.4 million from $441.6 million in fiscal 1994. The increase is attributable to an 8.0% gain in comparable store sales and the sales contributed by the 19 stores opened since the beginning of 1994 before they were included in the comparable store base. The comparable store sales increase reflects the diminishing effect of eight competing warehouse home centers that opened primarily in late 1993, the recent closing of four competing warehouse home centers, and sales gains achieved by 14 Orchard stores opened in the prior fiscal year which are now part of the comparable store base. Improving economic conditions in California also were a contributing factor.

  Gross margin increased $32.4 million from $160.3 million for fiscal 1994 to $192.7 million for fiscal 1995. As a percentage of sales, gross margin decreased from 36.3% for fiscal 1994 to 36.2% for fiscal 1995. A decline in purchase markup was offset partially by reduced inventory shrinkage and leveraging of warehouse operating costs.

  Operating expenses increased by $23.2 million from $137.9 million for fiscal 1994 to $161.0 million for fiscal 1995. As a percentage of sales, these expenses decreased from 31.2% for fiscal 1994 to 30.2% for fiscal 1995. Decreased payroll costs as a percentage of sales were offset partially by an increase in occupancy costs as a percentage of sales in the Southern California stores.

  Pre-opening expenses decreased to $2.4 million for fiscal 1995 from $7.5 million for fiscal 1994. The decrease in pre-opening expenses is due to five new store openings in 1995 versus 14 stores in the prior year, in addition to lower average pre-opening costs per store. Operating income before pre-opening expenses for fiscal 1995 increased by $9.2 million or 41.1% from fiscal 1994.

  Operating income increased by $14.4 million from $14.9 million in fiscal 1994 to $29.2 million in fiscal 1995. As a percent of sales, operating income increased from 3.4% to 5.5%. Sales increases, the leveraging of expenses and reduced pre-opening expenses were the main contributors to the increase in operating income.

  Interest expense increased by $0.7 million from $12.6 million in fiscal 1994 to $13.3 million for fiscal 1995. In fiscal 1994 the Company capitalized an additional $0.8 million of construction period interest on new store construction projects and realized $0.4 million more in interest income than in fiscal 1995. The increase in interest expense was partially offset by a $0.5 million expense reduction due to a decrease in long-term debt.

  The Company recorded an income tax provision for fiscal 1995 at an effective tax rate of 27.0%, reflecting the reversal of a previously established valuation allowance. Future effective income tax rates should approximate the combined federal and state statutory rate and are estimated to be approximately 41.0% in fiscal 1996. See Note 8 to Consolidated Financial Statements.

 52 Weeks ended January 29, 1995 (fiscal 1994) compared to 52 Weeks ended January 30, 1994 (fiscal 1993).

  Sales for fiscal 1994 increased by 21.0% to $441.6 million from $365.1 million for fiscal 1993. Increased sales as a result of 14 new stores opened in fiscal 1994 were partially offset by a 1.1% decrease in comparable store sales. Comparable store sales were impacted by the eight competing warehouse home centers that opened in Orchard markets, principally in the second half of fiscal 1993, and unfavorable weather conditions in Northern California during a five week period in April and May, 1994.

  Gross margin increased $29.5 million from $130.8 million in fiscal 1993 to $160.3 million in fiscal 1994. As a percentage of sales, gross margin increased from 35.8% for fiscal 1993 to 36.3% for fiscal 1994. The increase in gross margin percentage resulted primarily from an increase in the purchase markup due to a reduction in the cost of merchandise achieved through improved buying. Lower inventory shrinkage and reduced permanent markdowns also contributed to the favorable gross margin performance.

  Operating expenses for fiscal 1994 were 31.2% of sales compared with 29.3% of sales for fiscal 1993, an increase of 1.9% of sales. The increase is partially attributable to higher advertising, rent and payroll costs as a percent of sales for the 14 new stores opened in fiscal 1994 which have not yet achieved sales maturity. The negative impact of the comparable store sales decline on the sales base as described above also contributed to higher selling, general and administrative expenses as a percent of sales.

  Pre-opening expenses increased to $7.5 million for fiscal 1994 from $2.2 million for fiscal 1993. The increase in pre-opening expenses is due to 14 new store openings in fiscal 1994 versus four new store openings in the prior year. Operating income before pre-opening expense for fiscal 1994 decreased by $1.5 million from fiscal 1993.

  Operating income decreased by $6.8 million from $21.7 million for fiscal 1993 to $14.9 million for fiscal 1994. As a percentage of sales, operating income decreased to 3.4% for fiscal 1994 from 6.0% for fiscal 1993. Higher pre-opening costs and increased corporate expenses associated with the Company's expansion program were the main contributors to the decrease in operating income.

  Interest expense increased from $11.6 million for fiscal 1993 to $12.6 million for fiscal 1994. The increase was due primarily to additional interest resulting from the issuance by the Company in January 1994 of$100 million aggregate principal amount of 9 3/8% Notes which was partially offset by reduced interest due to the retirement of $19.3 million of 14.5% Senior Subordinated Discount Notes and $30.0 million of 9% Senior Notes on February 25, 1994.

  The Company did not record a tax provision as a result of the reversal of a previously established valuation allowance. See Note 8 to Consolidated Financial Statements.

  The results of operations for fiscal 1993 included extraordinary charges of $9.3 million resulting from the early extinguishment of $44.7 million in aggregate principal amount of the 14.5% Subordinated Notes in April 1993 and the remaining $19.3 million of 14.5% Subordinated Notes and $30 million of the 9% Senior Notes in February 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly consolidated financial information for each of the Company's last eight fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company's quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for any future period.

                                   FISCAL 1994                          FISCAL 1995
                         -----------------------------------  ----------------------------------
                          FIRST   SECOND     THIRD   FOURTH    FIRST   SECOND    THIRD   FOURTH
                         QUARTER  QUARTER   QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
                         -------  -------   -------  -------  -------  -------  -------  -------
                                             (DOLLARS IN THOUSANDS)
Sales...................  $96.6   $125.6    $111.8   $107.7   $125.4   $145.5   $131.5   $130.1
Gross margin............   34.6     45.0      41.0     39.6     45.6     52.3     47.5     47.2
Operating expenses......   28.8     35.9      36.7     36.4     37.5     41.6     40.3     41.7
Pre-opening expenses....    3.8      2.6       0.6      0.6      1.0      --       1.2      0.2
Operating income........    2.0      6.4       3.8      2.7      7.2     10.7      6.0      5.4
Net income (loss).......   (0.9)     3.3       0.6     (0.7)     2.9      5.6      1.8      1.3
Comparable store sales
 growth.................   (1.5)%   (3.0)%     0.4%     0.2%     1.8%     6.5%    10.1%    13.0%
Stores open at end of
 period.................     47       54        55       56       58       58       59       60

  The Company's results of operations exhibit some measure of seasonality. Generally, the Company's sales and operating income are highest in the second quarter and lowest in the fourth quarter. This is due primarily to seasonality in sales of garden, nursery and related products, which peak at the beginning of the spring/summer gardening season. The Company has experienced losses in the fourth quarter in the past and may experience losses in this quarter in the future. See "Risk Factors--Seasonality and Sensitivity to Weather."

  The Company's quarterly results and comparable store sales comparisons are subject to various factors including consumer confidence, promotional marketing efforts, maturation of new stores, weather conditions and competitive store changes. See "Risk Factors--Quarterly Fluctuations; Comparable Store Sales."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity needs arise primarily from the funding of the Company's capital expenditures, working capital requirements, ongoing expansion program, and service on indebtedness.

  The Company's wholly-owned subsidiary, Orchard Supply, had long-term debt and capital lease obligations as of January 28, 1996 of $134.3 million, including (i) $100.0 million of 9 3/8% senior notes due February 15, 2002,
(ii) $20.0 million of store mortgage notes, and (iii) $12.8 million of warehouse mortgage notes. In addition, the Company has up to $40.0 million of revolving credit availability under Orchard Supply's senior revolving credit facility (the "Financing Agreement") (with a $10.0 million sublimit for letters of credit) of which no borrowings and $8.5 million of letters of credit were outstanding at January 28, 1996. Orchard Supply's debt instruments contain financial and operating covenants including, among other things, requirements that Orchard Supply maintain certain financial ratios and satisfy certain financial tests and limitations on Orchard Supply's ability to make capital expenditures, to incur other indebtedness, and to pay dividends. At January 28, 1996, the Company and Orchard Supply were in compliance with all covenants contained in such debt instruments.

  The Company's business strategy requires that it maintain broad product lines and large inventories, however, the effect of this strategy on working capital is somewhat minimized through the receipt of trade credit. The Company's working capital is also affected by accounts receivable arising from its proprietary credit card which had an average monthly balance for fiscal 1995 of $12.5 million. The Company will fund its working capital needs through a combination of funds from operations and borrowings under the Financing Agreement. The Financing Agreement permits borrowings based on percentages of the Company's eligible inventory and accounts receivable and remains effective through May 1999.

  In connection with Orchard's expansion plans, the Company anticipates capital additions of approximately $0.9 million for furniture, fixtures and equipment for each new store opened, a portion of which may be acquired under operating leases. The Company expects that pre-opening expenses will range from approximately $0.4 million to $0.5 million. The initial inventory requirement for new stores, net of trade credit, is estimated at $1.0 million per store. In the event that the Company is responsible for the renovation or remodeling of the existing space to be leased, the Company anticipates incurring additional capital expenditures of approximately $1.0 million to $1.8 million per store. If the Company elects to purchase the real estate, the capital expenditure would range from approximately $2.5 million for owned store improvements constructed on leased land to $4.0 million to $7.0 million if the entire property were to be owned by the Company.

  The Company's capital expenditure plan for fiscal 1996 and 1997 provides for annual capital expenditures of $19.8 million and $17.0 million, respectively. This capital expenditure plan includes the expenditures of approximately $4.0 million to $5.0 million annually for the maintenance of existing facilities. The remainder of the annual budgeted amounts will be used primarily for the opening of new stores, including fixtures and leasehold improvements with respect to the new stores, and computer equipment. The Company has historically obtained some of its equipment through operating leases, and expects to be able to procure such arrangements in the future. The inability of the Company to procure such arrangements for its capital expenditure program may have a negative impact on the ability of the Company to make capital expenditures.

  The Company believes that funds from operations, together with the proceeds of the Offering, borrowing availability under the Financing Agreement and financing through operating leases, will be adequate to fund the Company's operating requirements and capital expenditure program and meet its debt and dividend obligations for at least the next 18 months. See "Risk Factors-- Managing Expansion" and "--Leverage and Certain Restrictions Imposed by Lenders."

EFFECT OF INFLATION

  The effect of inflation on the Company's results of operations has not been material in the periods discussed.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This pronouncement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is to be recognized when the sum of undiscounted cash flows is less than the carrying amount of the asset. Measurement of the loss for assets that the entity expects to hold and use are to be based on the fair value of the asset. Although management does not expect this pronouncement to have a material impact on the Company's financial condition or results of operations at adoption, its provisions, when adopted, will be applicable to any future assessments of its long-lived assets. SFAS No. 121 will be adopted in fiscal 1996.

                                   BUSINESS

GENERAL

  Orchard currently operates 60 hardware superstores in California which average approximately 40,000 square feet of interior and exterior selling space and carry over 45,000 SKUs. Orchard primarily targets the "fix-it" homeowner focused on repair and maintenance projects and is positioned in a unique niche between small, high-priced independent hardware retailers and large warehouse home center chains. Orchard strives to offer the service and convenience of a "mom and pop" hardware store while providing a greater depth and breadth of "fix-it" products in its core product categories than the large warehouse home center chains.

  Historically, the Company's market has been Northern and Central California, where the Company currently operates 50 stores. The Company successfully entered the Southern California market in fiscal 1994 with the opening of six stores in metropolitan Los Angeles and one store near Santa Barbara. The Company has subsequently added three stores in metropolitan Los Angeles. The Company currently expects to open five to seven new stores in fiscal 1996 and five to ten new stores annually for the next several years thereafter, substantially all of which will be located in Southern California. Through these store openings, the Company plans to strengthen its position in metropolitan Los Angeles and extend its Southern California presence first into Orange, San Bernardino and Ventura Counties and then into Riverside and San Diego Counties.

INDUSTRY

  The home improvement industry caters primarily to homeowners interested in performing repairs, maintenance and minor remodeling projects on their homes. Retail sales of home improvement products have grown from approximately $125 billion in 1994 to approximately $130 billion in 1995. The industry is highly fragmented and competitive and is comprised primarily of local independent retailers with five or fewer stores, traditional home improvement centers and warehouse home center chains. Local independent retailers compete on the basis of service and convenience, but typically offer small stores, limited product offerings and relatively high prices. While home centers (which include warehouse home center chains with average store sizes in excess of 100,000 square feet and smaller traditional home improvement centers) target the customer involved in major remodeling and project-oriented home improvements, Orchard targets shoppers for "fix-it" products with its 40,000 square foot (on average) hardware superstores. This difference in business focus is evidenced by the fact that approximately one-third of the sales of a major warehouse competitor are building materials, lumber and floor and wall coverings; less than 5% of Orchard's sales are attributable to these products.

THE ORCHARD CONCEPT

  Orchard's business strategy is to position itself as the primary destination for customers' "fix-it" needs by providing a broad merchandise selection, outstanding service, convenient, well organized stores and value pricing.

  BROAD SELECTION AND AVAILABILITY

  Orchard offers a wide selection of brand name and private label merchandise, including many products not carried by its competitors in its core merchandise categories of hardware, plumbing, electrical and garden and nursery. Management believes that in these core categories the Company offers more SKUs than its warehouse competitors. Orchard further distinguishes itself by maintaining a high in-stock selection (98% on average) to ensure availability of merchandise to its customers.

  The following table sets forth the Company's percentage of sales by product category for fiscal 1995:

      Hardware...........................................................  23.5%
      Plumbing...........................................................  13.5
      Electrical.........................................................  10.8
      Garden and Nursery.................................................  26.6
      Other..............................................................  25.6
                                                                          -----
        Total Sales...................................................... 100.0%
                                                                          =====

  Hardware. Orchard carries a wide line of hardware products, including fasteners, power tools, hand tools and accessories. The Company stocks over 6,900 SKUs of nuts, bolts, screws and other fasteners, many of which are not carried by its competitors. Orchard offers these fasteners for sale in a variety of quantities, repackaging bulk shipments from its vendors at the Tracy, California distribution center for sale in smaller, more profitable unit counts. The Company also carries over 210 brand name power tools, including Black & Decker, Skil, Makita, Freud, Porter Cable, Milwaukee, Bosch, Delta, DeWalt, Wissota, Campbell Hausfeld, Homelite, Panasonic, Versapak, Chamberlin, ShopVac, McCulloch, Echo and Coleman Power Mate. Orchard offers over 1,200 different power tool accessories, such as drill bits and saw blades, which generate high gross margins and increase shopping frequency due to their consumable nature. Orchard further stocks an extensive selection of handtools, including 40 and 120 SKUs of pipe wrenches and hammers, respectively, and also offers replacement products for these tools, including handles.

  Plumbing. Orchard distinguishes itself from its competitors by carrying a broad selection of repair and maintenance plumbing parts. The Company stocks over 1,580 different PVC, ABS, galvanized, copper, brass, flare, compression, polystyrene and cast iron fittings, as well as over 1,485 faucet, toilet and sink repair parts including hard-to-find parts for discontinued faucets and toilets. Orchard also offers a variety of faucets, toilets and sinks. In addition, Orchard's selection of 475 sprinkler and drip irrigation SKUs appeals to both homeowners and commercial landscapers.

  Electrical. Orchard stocks nearly 370 different light bulbs and 155 types of extension cords. With over 315 different lamp parts, repair and maintenance is emphasized. Orchard is also well equipped in basic electrical components and stocks a broad selection of electric boxes, wire and circuit breakers commonly used in residential and commercial construction.

  Garden and Nursery. Garden and nursery products are a strong focus of Orchard's business, reflecting Orchard's heritage as a farmers' cooperative. Orchard offers both the price and convenience of a mass merchant and the selection, quality and expertise of an independent nursery. It carries a broad selection of landscape container and bedding plants, most of which are contract grown to the Company's specification. Orchard's nurseries carry more than 30 varieties of ground cover, over twice as many as are offered by its major competitors. Orchard has one of the largest displays of Ames and Corona garden tools in the United States. Orchard also offers a wide selection of tank sprayers, liquid and dry fertilizers, weed killers, insecticides, hoses and hose-end products. In addition, the Company supplies a variety of organic bag goods, including bark, mulch, soil conditioners, potting soils, planting mixes and peat moss.

  Other. In addition to the "fix-it" items above, the Company carries an extensive selection of housewares, paint, paint supplies and automotive supplies, as well as certain destination items such as bottled water. The Company also offers a selection of impulse items which captures incremental sales from its frequent customer base and further differentiates Orchard from its competition.

  HIGH LEVELS OF CUSTOMER SERVICE

  The Company is committed to furnishing outstanding levels of customer service through knowledgeable, well trained personnel. Orchard seeks to hire personnel with prior repair and "fix-it" experience and provides its employees with extensive training. The Company requires all of its employees to pass written tests in their respective departments as a condition of employment and requires ongoing testing in other departments in order to be eligible for advancement. For example, the Company provides compensation incentives to its garden and nursery employees to become certified California Nurserymen. This certification, awarded by the California Association of Nurserymen, is based on completing 3,120 hours of relevant work experience and passing a test which displays proficiency in plant identification, landscape design and insect and weed control. As of January 28, 1996, the Company employed 48 certified California Nurserymen.

  In addition, Orchard provides its customers with the following value-added services which the Company believes create high customer loyalty:

  Pick-Up Stations. All Orchard stores operate a convenient pick-up station for heavy, large or hard-to-handle items. A customer may purchase oversized items by simply taking a pull-tag located at the product display rack within the store, checking out at the register and driving to the pick-up station, where an Orchard employee loads the product into the customer's vehicle.

  OSH Credit Card. Orchard offers a proprietary credit card to its retail and commercial customers to build customer loyalty. The Company had 50,627 active accounts at January 28, 1996. The Company's credit card sales comprised approximately 12.3% of total sales in fiscal 1995. Approximately 78.5% of those credit card sales were attributable to commercial customers. The Company also offers its commercial customers added services such as the ability to selectively restrict their employee purchases and detailed descriptions of all purchases on a monthly basis.

  Commercial Services. Orchard offers added convenience and fast pick-up for commercial customers who can place orders over the phone which will be prepared for immediate pick-up at no additional charge. Management believes that the majority of its commercial customers are industrial concerns, real estate property managers and municipalities with maintenance and repair needs, as opposed to contractors and other construction related businesses. The Company is currently targeting growth in its commercial business by expanding the services offered to commercial customers and enhancing its marketing activities. The Company recently added a Director of Commercial Sales to lead this effort.

  Custom Cutting. Orchard will custom cut to a customer's specifications products such as pipe, electrical wire, shade cloth, rope, chain, tubing, screening and glass.

  "How-To" Fairs. The Company conducts three annual "how-to" fairs designed to provide customers with do-it-yourself information through vendor booths and specialized classes. In addition, these fairs feature celebrities, such as Norm Abrams from the television programs "This Old House" and "The New Yankee Workshop," Dean Johnson and Robin Hartle from "Hometime," and Orchard's spokesman Richard Karn from "Home Improvement." Two fairs are held in Northern California and the Company's first Southern California fair is scheduled for May 1996. Management estimates that the Company's largest "how-to" fair attracted approximately 150,000 people.

  Eager Beaver Engine Shop. Orchard offers customers repair and maintenance service for power driven equipment such as lawn mowers, chain saws and edgers through its factory authorized service facility located at its Tracy warehouse and distribution facility. Customers can drop off the equipment to be repaired at their local Orchard store and pick it up typically within seven days.

  CONVENIENT, WELL ORGANIZED STORES

  To encourage ease of shopping, Orchard's stores are designed in a conventional supermarket format with low profile shelving as opposed to warehouse racking and wide aisles for easy mobility. Customers can view the entire store upon entering, helping them to easily and quickly find the items they need. Related departments are located adjacent to one another, and most merchandise is displayed according to centrally developed plan-o-grams designed to optimize space utilization. Product labels and descriptive signs assist customers in easy identification of merchandise, and efficient check-out stations minimize customer waiting time. The Company's stores follow a standard merchandise layout and maintain a consistent appearance. In addition, all stores are easily accessible, are conveniently located and have ample parking. These features provide customers with an attractive shopping environment and the ability to locate items and check out of the store quickly.

  VALUE ORIENTATION

  The Company provides the customer with value through a combination of broad merchandise selection, outstanding service, convenient, well organized stores and fair everyday prices. The Company offers competitive pricing on high visibility, high volume products. The Company also stocks a wide selection of products not typically carried by its competitors on which the Company generally achieves higher margins. The Company also seeks to increase its margins by concentrating on non-commodity products and through the selective use of private label merchandise and in-house repackaging of bulk shipments into smaller, more profitable unit counts.

GROWTH STRATEGY

  Orchard's strategy for growth is to continue to build its market presence in existing markets and to enter attractive new markets. The Company's primary strategy is to add new stores in its existing metropolitanLos Angeles market and to extend its Southern California presence into Orange, Riverside, San Bernardino,San Diego and Ventura Counties. The Company will also augment its Northern and Central California base with strategic new store additions. The Company plans to open five to seven new stores in fiscal 1996 and five to ten new stores annually for the next several years thereafter, substantially all of which will be in Southern California. By extending its presence in Southern California, the Company believes it will be able to leverage its advertising and marketing expenses in this market and attain a critical mass of stores to support a new Southern California warehouse and distribution facility, which is planned for fiscal 1998.

  The Company successfully entered the Southern California market in fiscal 1994 with the acquisition of six former hardware store sites in metropolitan Los Angeles and one near Santa Barbara which were converted to the Orchard format. The Company has since opened three additional stores in metropolitan Los Angeles and plans to open five to seven more Southern California stores in fiscal 1996. Leases have been signed for three new stores in metropolitan Los Angeles and Orange County and the Company is currently negotiating leases for additional locations in Southern California. The Company's expansion into Southern California has been very successful, with four of the stores in this market already ranking among the Company's top 20 stores in sales. Management believes that the Southern California market, one of the largest DIY markets in the United States, presents an attractive opportunity for the broad-selection, high-service Orchard concept.

  Until 1994, the Company's growth capacity had been significantly constrained by debt service requirements. Recently, through equity offerings and debt refinancings, the Company has been able to build its liquidity and capital resources which has allowed it to accelerate its expansion program and should enhance its ability to react quickly to site acquisition opportunities.

  The Company believes its experience in Southern California has demonstrated that Orchard's concept is transferrable from its Northern and Central California markets to other regions. The Company believes that the Southern California market has considerably more expansion potential than Northern and Central California and can support aggressive growth over at least the next five years. The Company believes it has the potential to expand to 60-80 stores in Southern California and to add approximately 10 stores (for a total of 60) to its base in Northern and Central California.

  See "Risk Factors--Managing Expansion" and "--Leverage and Certain Restrictions Imposed by Lenders."

ADVERTISING AND MARKETING

  Achieving and maintaining high levels of consumer awareness is an important element of the Company's business strategy. In its Northern and Central California markets, where the Company has been in business since 1931 and now operates more stores than any of its competitors, the Company's surveys indicate a name recognition of 99% among DIY customers within the trade areas around the Company's stores. In Southern California the Company's aggressive marketing campaigns have produced growing consumer awareness of the Company's presence. Recent surveys by the Company indicate a name recognition of 82% among DIY customers within trade areas around the Company's stores.

  Consistent with its emphasis on building a concentrated market presence, Orchard utilizes advertising and marketing campaigns across three major media categories: newspaper, circulars and broadcasting. Major campaigns are currently centered around Easter, Memorial Day, July 4th, Labor Day and Christmas. The Company offsets a significant portion of the costs of its advertising, particularly television advertising, with allowances obtained from vendors that participate in the Company's cooperative advertising program. These vendors provide allowances to the Company in return for featuring their products in the Company's advertising media.

  In addition to the seasonal advertising campaigns, Orchard regularly places newspaper ads and circulars in its markets and conducts an institutional image-building television and radio campaign. Another major part of the Company's advertising program is its annual "how-to" fairs. Two annual fairs are held in Northern California and the Company's first Southern California fair is scheduled for May 1996. Vendors participating at the Company's "how-to" fairs perform product demonstrations, offer advice and distribute discount coupons which are redeemable only at Orchard stores. Management estimates that the largest "how-to" fair attracted approximately 150,000 people and more than 400 vendors.

  In Northern and Central California, the Company is able to maximize the efficiency of its advertising program in its markets by spreading these costs over a large number of stores contained in a concentrated geographical area. The Los Angeles media market, which covers most of Southern California, is more expensive than Northern and Central California, and Orchard currently lacks the store concentration it enjoys in its historical markets. Accordingly, the Company's marketing costs as a percentage of sales have increased as a result of its expansion into metropolitan Los Angeles. As more stores are added in this market, the Company expects these costs to decline as a percentage of sales, although no assurance can be given that this will occur. See "Risk Factors--Managing Expansion."

PURCHASING

  Orchard's computerized point-of-sale systems automatically generate store merchandise orders and track inventory by SKU. The majority of Orchard's merchandise is purchased directly from the manufacturer and is shipped to the Company's central warehouse located in Tracy, California. Orchard stores have no significant storage space and rely on the warehouse for a majority of their merchandise. The merchandising department controls inventory flow through a purchase order management ("POM") system which tracks SKU levels and generates reorder quantities for replenishment. This warehouse facility purchases over 25,000 SKUs, accounting for approximately 73% of the total dollar sales. The remaining 27% of the total dollar sales of the stores is obtained through direct shipments from distributors and manufacturers to the stores. Orchard buys goods from approximately 1,000 different vendors. The Company's top 10 suppliers account for less than 17% of its total purchases, with no single supplier accounting for more than 5% of the total. As its store base has grown due to the expansion program, the Company has been able to realize greater volume discounts in some of its purchasing.

DISTRIBUTION

  Orchard's distribution is currently handled through a 350,000 square foot warehouse and distribution facility situated on approximately 28.5 acres of land in Tracy, California. The Company is currently utilizing temporary on-site storage units to supplement its storage capacity at this facility. The Company anticipates that the Tracy facility will be able to support, with additional shifts, if necessary, the Company's anticipated growth through early fiscal 1998 when a second warehouse and distribution facility is planned for the Southern California area. The central location of the warehouse and distribution facility allows the Company to process and deliver orders within 24 hours to all of its Northern and Central California stores and 48 hours for its Southern California stores, thereby ensuring high in-stock levels. By eliminating the need for in-store storage space, Orchard maximizes the selling space available in its stores and reduces overall inventory requirements, without sacrificing the high in-stock position (98% on average) in the retail stores.

  Metropolitan Los Angeles is approximately 350 miles from the Tracy facility, which has resulted in transportation costs for Southern California that are greater than in the Company's current Northern and Central California markets. The Company has outsourced the delivery of merchandise to stores south of Santa Maria, California to an independent common carrier. The Company processes orders and delivers goods to its Southern California stores within 48 hours. The Company expects to open a second warehouse and distribution facility to service the Southern California stores after approximately 25 stores are open in that area, which the Company currently anticipates will occur in fiscal 1998. The Company is currently in the process of enhancing its management information systems in anticipation of a second warehouse and distribution facility. While the additional facility will reduce transportation costs for the Southern California stores, it will initially have higher operating costs as a percentage of sales than the existing facility. This ratio is expected to decline as more stores are opened in the Southern California market area.

  As of January 28, 1996, Orchard operated a fleet of 33 tractors and 137 trailers, which are driven and maintained by a non-union work force and which service the Northern and Central California stores.

CREDIT CARD OPERATIONS

  Orchard offers a private label revolving charge plan to both its commercial and retail customers. This credit card operation is maintained by Orchard employees and provides customized services such as customer defined card usage restrictions, purchase order identification and descriptive billing which are geared to the commercial customer.

  To promote its credit card and increase charge business, Orchard began implementing a new credit card program in fiscal 1995 known as Club OSH. Club OSH provides the cardholder with a 10% discount the first time the card is used, an ongoing 2% discount if the customer's statement balance is paid in full by the monthly due date and a senior citizen discount of 3% when merchandise is purchased on Wednesday using the Club OSH card. All charge accounts from the Southern California and San Joaquin Valley stores were converted to Club OSH in fiscal 1995 and all remaining accounts will be converted by March 1996.

  At January 28, 1996, the Company had 50,627 active accounts. For fiscal 1995, approximately 78.5% of the credit card sales were from commercial customers. For fiscal 1995, bad debt losses approximated 1.0% of total Company credit card sales.

OPERATIONS

  Orchard manages its operations on a centralized basis. Its headquarters staff is responsible for all pricing, purchasing, advertising and promotional programs, new site selection and administrative functions such as accounting, payroll and management information systems. The Company's stores are operated by store managers who report to one of six district managers. Orchard's store managers are responsible for day-to-day store operations, subject to operating procedures established at headquarters.

  Orchard stores are open seven days a week. Depending on the size and sales volume of the store, the total number of personnel varies from 57 to 130, 25 to 49 of whom are full-time employees. A typical store is staffed with a store manager, one first assistant manager, three assistant managers and 12 department managers. Because of the Company's strong focus on customer service, all employees participate in an initial training program and subsequent ongoing training.

MANAGEMENT INFORMATION SYSTEMS

  Management has sought to design and develop the Company's information systems to sustain growth through increased productivity and address a wide range of functions that include sales analysis, merchandise ordering and processing, merchandise management and presentation, management of human resources and financial management. The Company's management is provided with information on performance that includes the daily individual store and department information necessary for financial and merchandising decisions and periodic results reporting for strategic planning and analysis. The Company has projects underway to increase the capabilities of its credit function and to implement the system enhancements that will be necessary to support its plan to add a second warehouse and distribution facility in early fiscal 1998.

  Sales analysis reporting includes daily and periodic store sales results detailed by department, classification and SKU movement. Merchandise ordering is supported by the POM system which employs forecasting to calculate suggested order quantities for warehouse inventory replenishment. Purchase orders are reviewed or created on-line and are electronically transmitted to suppliers that participate in the hardware industry's "Eagle" Electronic Data Interchange ("EDI") system. Price change control is an integral part of the POM system.

  The Store Order system is coupled with the POM system and processes daily transmitted store orders and produces warehouse pick tickets, shipping manifests, "pool" (cross dock) distribution reports and productivity reports. On-line capability of the system provides the warehouse with real-time inventory data such as purchase order receiving, processing manifest exceptions and updating inventory levels. This system is linked to the Retail Stock Ledger financial system for store accounting.

  The Point-of-Sale system is a fully integrated store sales, credit, inventory and data collection system. The system provides automatic price look-up and Orchard and bank card credit authorization at point-of-sale; sales audit reporting; advertised item reporting; item sales performance and history; daily computer review; and forecast and order generation of all warehouse replenished items as well as suggested order quantities for items ordered directly from vendors. The system provides improved customer service, reduces store operating expense and provides disciplined inventory management. The Company currently has bar code scanning capabilities and a UNIX based point-of-sale system in all of its stores.

  Financial management is addressed by the retail stock ledger, accounts payable, general ledger, fixed assets, bank card transmission, accounts receivable and credit systems. These systems are traditional retail financial control and operational systems with the exception of having on-line capability wherever feasible in order to enhance productivity.

  Management believes its systems are a key component to the Company's ability to evaluate and respond to its markets and customers.

COMPETITION

  The Company competes with warehouse home center chains, traditional home improvement centers and local independent retailers, including neighborhood hardware stores and garden and nursery centers. Management believes that the Company's "fix-it" orientation, broad merchandise selection, convenient locations, value-added services and high name recognition in Northern and Central California distinguish it from its competitors, including larger warehouse home center chains and independent hardware stores. See "Risk Factors--Competition."

  Management believes that two warehouse home center chains, Home Depot and HomeBase, are its primary competitors. Home Depot and HomeBase currently operate 32 and 11 stores, respectively, in the Company's markets. As of January 28, 1996, the Company estimates that over 70% of Orchard's stores faced competition from warehouse operators. Home Depot opened three stores in 1995 in the Company's markets and HomeBase closed three stores in Orchard's markets in 1994 and closed one additional store in early 1995. The Company believes that Home Depot will open four stores in fiscal 1996 in the Company's markets. As the Company continues its expansion, new stores are frequently opened in proximity with existing Home Depot or HomeBase stores.

  In addition to offering a broader selection on its core merchandise categories than its warehouse competitors, the Company and the warehouse chains do not compete in a number of merchandise areas. For example, the Company does not carry significant amounts of lumber and building materials and the warehouse home centers do not carry product lines in housewares, work clothes and patio furniture.

  Although Orchard competes largely on the basis of service, selection and convenience, rather than on price, and has been successful thus far in competing with warehouse home centers, given the highly competitive nature of the market and the substantially greater resources of some of its competitors, the Company faces the risk of increased competition in its market niche.

EMPLOYEES

  As of January 28, 1996, Orchard had 4,980 total employees of whom 2,564 were full time. Management believes that its relationship with its employees is good. The Company has never experienced a material interruption of business caused by labor disputes. All of Orchard's employees are non-union.

PROPERTIES

  Of the Company's 60 stores, 11 are owned and 49 are leased under long-term ground or building arrangements with various renewal options. All of these 49 leases are scheduled to expire after 2000 (including options to renew). See
Note 3 to Consolidated Financial Statements.

  The Company owns its 350,000 square foot warehouse and distribution facility which is located on 28.5 acres in Tracy, California. See "Distribution." The Company also owns its former warehouse in San Jose which consists of several buildings totalling 282,000 square feet located on 17.4 acres. The Company has listed this facility for sale at an asking price of $5.9 million. The Company has leased approximately 70% of the space in this property with the intention of making it more attractive to a developer. The Company has also listed for sale 11 acres it owns adjacent to its warehouse and distribution facility in Tracy, California for $1.0 million.

  The Company's corporate offices are located in a 75,761 square foot building in south San Jose. The current lease term expires in November of 2000, with an option for the Company to extend for five additional years.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending or, to the knowledge of management of the Company, threatened against the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning each person who is an executive officer, Director or significant employee of the Company:

                 NAME                 AGE                POSITION
                 ----                 ---                --------
 Maynard Jenkins.....................  53 President, Chief Executive Officer
                                           and Director
 Stephen M. Hilberg..................  52 Vice President-Finance, Chief
                                           Financial Officer and Director
 William G. Collard..................  58 Vice President-Distribution
 Joseph A. DiRocco...................  45 Vice President-Marketing
 Robert A. Lewis.....................  50 Vice President-Purchasing and General
                                           Merchandise Manager
 Carolyn J. McInnes..................  51 Vice President-Human Resources
 Lee Nemechek........................  62 Vice President-Stores
 Ronald R. Stahl.....................  36 Vice President-Store Planning/Real
                                           Estate
 Matt L. Figel.......................  36 Director
 Morton Godlas*+.....................  72 Director
 William A. Hall+....................  64 Director
 J. Frederick Simmons*...............  41 Director
 Ronald P. Spogli*...................  47 Director
 William M. Wardlaw..................  49 Director

--------
*Member of the Compensation Committee.
+Member of the Audit Committee.

  Mr. Jenkins has served as President of the Company and a Director since May 1989 and as Chief Executive Officer since 1986. Mr. Jenkins has over twenty-five years of retail experience. Before joining the Company, Mr. Jenkins served as the President and Chief Operating Officer of Pay 'n Save drug stores, where he was responsible for operations, merchandising and advertising of the 108-store chain with sales in excess of $500 million. Mr. Jenkins serves on the advisory board of KTEH, a public television station in San Jose, California.

  Mr. Hilberg has served as Chief Financial Officer and Vice President-Finance of the Company since 1981 and as a Director since May 1989. Until 1978, Mr. Hilberg worked for Touche Ross & Co. where he advanced to the position of Audit Manager and specialized in retail and distribution industries. From 1978 to 1981, Mr. Hilberg served as the Corporate Controller of Franklin Stores.

  Mr. Collard has served as Vice President-Distribution of the Company since 1986. Mr. Collard joined the Company in 1979 and has over 30 years of warehousing and distribution experience. Prior to joining the Company, Mr. Collard served for seven years as the Operations Supervisor for Fleming Foods and for nine years as the Warehouse Foreman for Louis Stores. Mr. Collard is currently responsible for the Company's warehouse and distribution activities.

  Mr. DiRocco has served as Vice President-Marketing of the Company since 1986. From 1983 to May 1986, Mr. DiRocco worked in the marketing and advertising departments of the Company. Mr. DiRocco joined the Company in 1983 and has over 15 years of marketing experience in the retail industry.

  Mr. Lewis has served as Vice President-Purchasing and General Merchandise Manager of the Company since 1986. Mr. Lewis began his career at the Company in 1961 and is responsible for all aspects of the Company's merchandising and buying program.

  Ms. McInnes has served as Vice President-Human Resources of the Company since 1986. Ms. McInnes joined the Company in 1979 as Director of Training. She is responsible for all of the Company's training, personnel, wage and benefits related matters.

  Mr. Nemechek joined the Company in March 1987 as a Regional Manager and was promoted to Vice President-Stores in July 1990. Prior to joining Orchard, Mr. Nemechek had over 30 years of experience in grocery and general merchandise retailing. Mr. Nemechek is responsible for all aspects of store operations.

  Mr. Stahl joined the Company in February 1987 and has served as the Director of Store Planning since January 1992. Mr. Stahl was promoted to Vice President Store Planning and Real Estate in February 1996. Mr. Stahl has over 17 years of retail construction experience and is responsible for all aspects of construction, real estate and store facilities.

  Mr. Figel has been employed by FS&Co. (or its affiliates) since 1986. Mr. Figel is also a member of the Board of Directors of Buttrey Food and Drug Stores Company.

  Mr. Godlas became a Director of the Company in July 1993 and is a management consultant with more than 45 years of retail experience. Since 1982, Mr. Godlas has been President and Chief Executive Officer of M. Godlas, Inc., a retail consulting firm. From 1978 to 1982, Mr. Godlas was Corporate Senior Vice President-General Merchandise at Lucky Stores, Inc. and served as President of GEMCO/MEMCO membership department stores from 1976 to 1978. From 1976 to 1982, Mr. Godlas was a director of the International Mass Retailing Association.

  Mr. Hall founded Sight & Sound Distributing Company, a media and software and software distribution company, in 1984 and has served as President and Chief Executive Officer since that time.

  Mr. Simmons joined FS&Co. in 1986 and became a general partner in January 1991. Mr. Simmons became a Director of the Company in 1989. Mr. Simmons is also a member of the Board of Directors of Buttrey Food and Drug Stores Company and EnviroSource, Inc.

  Mr. Spogli is a founding partner of FS&Co. Mr. Spogli became a Director of the Company in 1989. Mr. Spogli also serves as Chairman of the Board of Directors of EnviroSource, Inc., on the Board of Directors of Mac Frugal's Bargains . Close-Outs Inc. and Buttrey Food and Drug Stores Company and on the Board of Representatives of Brylane, L.P.

  Mr. Wardlaw joined FS&Co. in March 1988 and became a general partner in January 1991. From 1984 to 1988, Mr. Wardlaw was a principal of the law firm of Riordan & McKinzie. Mr. Wardlaw became a Director of the Company in 1989. Mr. Wardlaw is also a member of the Board of Directors of Buttrey Food and Drug Stores Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table and accompanying footnotes set forth certain information regarding beneficial ownership of the Company's Common Stock as of February 14, 1996 by (i) each person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock and (ii) all Directors and executive officers as a group.

                               SHARES OF COMMON               SHARES OF COMMON
                                     STOCK                          STOCK
                                 BENEFICIALLY                   BENEFICIALLY
                                OWNED PRIOR TO                   OWNED AFTER
                                   OFFERING                     OFFERING (3)
                               -----------------              -----------------
                                                 SHARES TO BE
                                                   SOLD IN
NAME OF BENEFICIAL OWNER        NUMBER   PERCENT OFFERING (3)  NUMBER   PERCENT
------------------------       --------- ------- ------------ --------- -------
Freeman Spogli &
 Co. (1)(2)(3)................ 3,979,043  48.0%   2,000,000   1,979,043  22.5%
RCM General Corporation (4)...   491,000   7.0%         --      491,000   6.5%
FMR Corp. (5).................   384,000   5.5%         --      384,000   5.1%
Dimensional Fund Advisors
 Inc. (6).....................   370,000   5.3%         --      370,000   4.9%
Directors and Executive
 Officers as a Group
 (15 persons) (7)(8)..........   184,943   2.6%         --      184,943   2.4%

--------

(1) 2,699,043 shares of Common Stock are owned by FS Equity Partners II, L.P. ("FSEP II"). As general partner of FSEP II, FS&Co. has the sole power to vote and dispose of such shares. J. Frederick Simmons, Ronald P. Spogli, William M. Wardlaw, Bradford M. Freeman and John M. Roth are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of the Company's capital stock indicated as beneficially owned by FS&Co. Messrs. Simmons, Spogli and Wardlaw and Matt L. Figel, an employee of an affiliate of FS&Co., are Directors of the Company.

(2) 772,135 shares and 27,865 shares of Convertible Preferred Stock are owned by FS Equity Partners III, L.P. ("FSEP III") and FS Equity Partners International, L.P. ("FSEP International"), respectively, and are convertible into 1,235,416 shares and 44,584 shares of Common Stock, respectively. Each of FSEP III and FSEP International is an affiliate of FS&Co. Such shares constitute 100% of the issued Convertible Preferred Stock. Common share amounts reflect full conversion of the Convertible Preferred Stock.

(3) Does not give effect to any exercise of the Underwriters' option to purchase up to 375,000 additional shares from the Selling Stockholder to cover over-allotments, if any.

(4) As reported in a Schedule 13G dated February 7, 1996 filed jointly with the Securities and Exchange Commission (the "Commission") by RCM Capital Management ("RCM Capital"), RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General"), each has claimed sole voting power with respect to 436,000 shares of Common Stock and sole dispositive power with respect to 491,000 shares. As the general partner of RCM Limited, which is the general partner of RCM Capital, RCM General may be deemed to be the beneficial owner of such shares. RCM Capital is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

(5) As reported in a Schedule 13G dated February 14, 1996 filed jointly with the Commission by FMR Corp. ("FMR"), Edward C. Johnson 3d ("E. Johnson") and Abigail P. Johnson ("A. Johnson"). FMR has claimed sole voting power with respect to 35,000 shares and sole dispositive power with respect to 384,000 shares. Each of E. Johnson and A. Johnson has claimed sole dispositive power with respect to 384,000 shares.

(6) As reported in a Schedule 13G dated February 7, 1996 filed with the Commission by Dimensional Fund Advisors Inc. ("Dimensional"). Dimensional has claimed sole voting power with respect to 258,000 shares of Common Stock and sole dispositive voting power with respect to 370,000 shares. Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

(7) Includes 83,064 shares of Common Stock covered by options which are exercisable within 60 days following February 14, 1996 with respect to all Directors and executive officers as a group.

(8) Does not include the 3,979,043 shares beneficially owned by the investment funds managed by FS&Co. Messrs. Simmons, Spogli and Wardlaw, Directors of the Company, may be deemed to be beneficial owners of such shares. See footnotes (1) and (2) above.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 16,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of preferred stock, $.01 par value.

COMMON STOCK

  As of January 28, 1996, there were 7,015,165 shares of Common Stock outstanding held of record by 311 stockholders, excluding shares issuable upon the exercise of outstanding options to purchase an aggregate of 229,158 shares of Common Stock held by employees, management and Directors. See "Principal and Selling Stockholders."

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of Directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment to all creditors and payments required to be made in respect of any outstanding preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All of the outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Certificate of Incorporation authorizes the issuance in series of up to 2,000,000 shares of preferred stock, and permits the Company's Board of Directors to establish the voting rights, designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of each of such series. As of the date hereof, 800,000 shares of Convertible Preferred Stock are issued and outstanding.

  Dividends on the Convertible Preferred Stock accrue at 6% per annum and are payable quarterly on each March 15, June 15, September 15 and December 15, when, as and if declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock are entitled to receive an amount equal to $25.00 per share, plus all accrued and unpaid dividends, before any payment to the holders of Common Stock. Shares of Convertible Preferred Stock are convertible at any time at the option of the holder, unless previously redeemed, into Common Stock at an initial conversion rate of 1.6 shares of Common Stock for each share of Convertible Preferred Stock (equivalent to a conversion price of $15.625 per share of Common Stock), subject to adjustment upon certain circumstances. The Company may redeem the outstanding shares of Convertible Preferred Stock at any time after December 15, 1996, in whole or in part, for cash initially at a redemption price of $26.50 per share of Convertible Preferred Stock, and thereafter at prices decreasing ratably annually to $25.00 per share on and after December 15, 2003, plus accrued and unpaid dividends to the redemption date. Upon the occurrence of an event deemed to be a Change of Control (as defined in the Certificate of Designation of Rights and Preferences), each holder of Convertible Preferred Stock has the option to require the Company to redeem all or any part of the Convertible Preferred Stock owned by such holder at $25.00 per share, plus accrued and unpaid dividends to the redemption date. Holders of the Convertible Preferred Stock are not entitled to elect any directors unless dividends on the Convertible Preferred Stock are in arrears for at least six consecutive full quarterly dividends, in which case holders of the Convertible Preferred Stock are entitled (voting separately as a class together with holders of shares of any one or more other series of capital stock of the Company ranking on a parity with the Convertible Preferred Stock as to dividends and having like voting rights) to elect two additional directors who shall serve until such dividend arrearage is eliminated.

  The Board of Directors has the authority without stockholder approval to issue the remaining authorized preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation and preferences imposed on any unissued series of preferred stock, and the number of shares constituting any series or the designation of such series. The Company presently has no plans or arrangements for the issuance of any additional preferred stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, LLC.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Stockholder and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                        NUMBER
UNDERWRITER                                                            OF SHARES
-----------                                                            ---------
Montgomery Securities................................................. 1,250,000
Furman Selz LLC....................................................... 1,250,000
                                                                       ---------
    Total............................................................. 2,500,000
                                                                       =========

  The Underwriters have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.67 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Selling Stockholder has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or will contribute to payments the Underwriter may be required to make in respect thereof.

  The Selling Stockholder, FSEP III, FSEP International and the Company's officers and Directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of any shares of Common Stock, options, or warrants to acquire Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Montgomery Securities. The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its Common Stock or other equity security, other than pursuant to outstanding options disclosed in this Prospectus, without the prior written consent of Montgomery Securities.

  In connection with the Offering, the Underwriters and certain selling group members or their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by O'Melveny & Myers, Los Angeles, California. Principals and employees of Riordan & McKinzie are limited partners in partnerships which are limited partners of FSEP II and FSEP III, the Company's principal stockholders. See "Principal and Selling Stockholders."

                                    EXPERTS

  The consolidated financial statements and schedules of the Company as of January 29, 1995 and January 28, 1996 and for each of the three years in the period ended January 28, 1996 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Commission with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus.

    (1) Annual Report on Form 10-K for the fiscal year ended January 29,
        1995.

    (2) Quarterly Report on Form 10-Q for the fiscal quarter ended April 30,
        1995.

    (3) Quarterly Report on Form 10-Q for the fiscal quarter ended July 30,
        1995.

    (4) Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 1995.

    (5) Current Report on Form 8-K dated February 23, 1996.

    (6) Description of the Company's Common Stock contained in the Registration Statement on Form 8-A dated February 3, 1993.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offerings made hereby, shall be deemed incorporated by reference herein and to be a part hereof from the date of filing such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Orchard Supply Hardware Stores Corporation, Attention: Kris McMullen, 6450 Via Del Oro, San Jose, California 95119, telephone number (408) 281-3500.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-3
Consolidated Balance Sheets as of January 29, 1995 and January 28, 1996... F-4
Consolidated Statements of Income for the years ended January 30, 1994,
 January 29, 1995 and January 28, 1996.................................... F-6
Consolidated Statements of Stockholders' Equity for the years ended
 January 30, 1994, January 29, 1995 and January 28, 1996.................. F-7
Consolidated Statements of Cash Flows for the years ended January 30,
 1994, January 29, 1995 and January 28, 1996.............................. F-8
Notes to Consolidated Financial Statements................................ F-9

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Orchard Supply Hardware Stores Corporation:

  We have audited the accompanying consolidated balance sheets of Orchard Supply Hardware Stores Corporation (a Delaware corporation) and subsidiary as of January 28, 1996 and January 29, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Supply Hardware Stores Corporation and subsidiary as of January 28, 1996 and January 29, 1995 and the results of its operations and its cash flows for each of the three years in the period ended January 28, 1996 in conformity with generally accepted accounting principles.

                                                    ARTHUR ANDERSEN LLP

San Jose, California
February 23, 1996

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                        JANUARY 29, JANUARY 28,
                                                           1995        1996
                                                        ----------- -----------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $  9,240    $  7,930
  Investments..........................................     3,000         --
  Accounts receivable, less allowance of $1,201 and
   $1,543 at January 29, 1995
   and January 28, 1996, respectively..................    14,417      16,597
  Inventory............................................   103,438     116,761
  Prepaid expenses and other...........................     8,221       8,391
  Assets held for disposal.............................     6,145       6,513
                                                         --------    --------
    Total current assets...............................   144,461     156,192
PROPERTY AND EQUIPMENT, net............................   129,840     132,645
LEASEHOLD RIGHTS, net of accumulated amortization of
 $3,775 and $4,885
 at January 29, 1995 and January 28, 1996,
 respectively..........................................     9,751       8,636
DEFERRED FINANCING COSTS, net of accumulated
 amortization of $1,249 and
 $1,873 at January 29, 1995 and January 28, 1996,
 respectively..........................................     3,236       2,848
GOODWILL, net of accumulated amortization of $886 and
 $1,042 at January 29, 1995 and January 28, 1996,
 respectively..........................................     5,371       5,215
                                                         --------    --------
    Total assets.......................................  $292,659    $305,536
                                                         ========    ========

 The accompanying notes are an integral part of these consolidated statements.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        JANUARY 29, JANUARY 28,
                                                           1995        1996
                                                        ----------- -----------
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Outstanding checks, not cleared by the bank..........  $  7,168    $    --
  Accounts payable.....................................    36,476      42,032
  Accrued payroll and related items....................     8,715      11,612
  Accrued advertising..................................     3,448       3,622
  Accrued sales taxes..................................     7,158       8,325
  Accrued interest payable.............................     4,478       4,535
  Other accrued expenses...............................     3,476       7,203
  Notes payable........................................       773         684
  Current portion of capital leases and long-term debt.     1,720       2,024
                                                         --------    --------
    Total current liabilities..........................    73,412      80,037
OTHER LIABILITIES......................................     1,437         --
CAPITAL LEASES AND LONG-TERM DEBT, net of current
 portion...............................................   135,232     132,242
                                                         --------    --------
    Total liabilities..................................   210,081     212,279
                                                         --------    --------
COMMITMENTS AND CONTINGENCIES (see Note 3)
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value
   Authorized--2,000,000 shares; issued--800,000
   shares; outstanding--800,000 shares; liquidation
   preference of $20,000...............................         8           8
  Common Stock, $.01 par value
   Authorized--16,000,000 shares; issued--7,018,885
   shares; outstanding--6,983,400 and 7,015,165 shares
   at January 29, 1995 and January 28, 1996,
   respectively........................................        70          70
  Additional paid-in capital...........................    90,700      90,612
  Less--Notes receivable from sale of common stock.....      (151)        (93)
  Retained earnings (accumulated deficit)..............    (8,049)      2,660
                                                         --------    --------
    Total stockholders' equity.........................    82,578      93,257
                                                         --------    --------
    Total liabilities and stockholders' equity.........  $292,659    $305,536
                                                         ========    ========

 The accompanying notes are an integral part of these consolidated statements.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED
                                            -----------------------------------
                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
SALES......................................  $365,077    $441,646    $532,439
COST OF GOODS SOLD.........................   234,326     281,379     339,764
                                             --------    --------    --------
  Gross margin.............................   130,751     160,267     192,675
SELLING AND OTHER EXPENSES.................    91,302     120,323     140,997
GENERAL AND ADMINISTRATIVE EXPENSES........    15,500      17,535      20,043
PRE-OPENING EXPENSES.......................     2,221       7,525       2,400
                                             --------    --------    --------
  Operating income.........................    21,728      14,884      29,235
INTEREST EXPENSE, net......................    11,563      12,587      13,337
                                             --------    --------    --------
  Income before provision for income taxes
   and
   extraordinary items.....................    10,165       2,297      15,898
PROVISION FOR INCOME TAXES.................       --          --        4,289
                                             --------    --------    --------
  Income before extraordinary items........    10,165       2,297      11,609
EXTRAORDINARY ITEMS:
  Loss on extinguishment of debt...........    (9,318)        --          --
                                             --------    --------    --------
  Net income...............................       847       2,297      11,609
PREFERRED STOCK DIVIDENDS EARNED...........       814       1,115       1,200
                                             --------    --------    --------
  Net income available to common stock.....  $     33    $  1,182    $ 10,409
                                             ========    ========    ========
INCOME PER COMMON AND EQUIVALENT SHARE:
  Income before extraordinary items........  $   1.57    $   0.17    $   1.48
  Extraordinary items......................     (1.57)        --          --
                                             --------    --------    --------
  Net income per common and equivalent
   share...................................  $   0.01    $   0.17    $   1.48
                                             ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON AND
 EQUIVALENT SHARES.........................     5,951       6,984       7,039
                                             ========    ========    ========
FULLY DILUTED INCOME PER COMMON AND
 EQUIVALENT SHARE:
  Income before extraordinary items........  $   1.57    $   0.17    $   1.38
  Extraordinary items......................     (1.57)        --          --
                                             --------    --------    --------
  Net income per common and equivalent
   share...................................  $   0.01    $   0.17    $   1.38
                                             ========    ========    ========
FULLY DILUTED WEIGHTED AVERAGE NUMBER OF
 COMMON AND EQUIVALENT SHARES..............     5,951       6,984       8,401
                                             ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          NOTES      RETAINED
                          PREFERRED STOCK     COMMON STOCK             RECEIVABLE    EARNINGS
                         ------------------ ----------------- PAID-IN  FOR CAPITAL (ACCUMULATED  TOTAL
                           SHARES    AMOUNT  SHARES    AMOUNT CAPITAL     STOCK      DEFICIT)   EQUITY
                         ----------  ------ ---------  ------ -------  ----------- ------------ -------
BALANCE, JANUARY 31,
 1993...................  1,602,486   $16   1,207,598   $12   $26,392     $(379)     $(11,193)  $14,848
 Payment of notes
  receivable from sale
  of common stock.......        --    --          --    --        --        208           --        208
 Repurchase of common
  stock.................        --    --         (200)  --         (3)      --            --         (3)
 Repurchase of Series A
  redeemable preferred
  stock.................       (333)  --          --    --         (3)      --            --         (3)
 Issuance of common
  stock, net of
  transaction costs.....        --    --    3,800,000    38    48,333       --            --     48,371
 Issuance of common
  stock resulting from
  exercise of options...        --    --        7,225   --         60       --            --         60
 Reclassification of
  Series A preferred
  stock................. (1,602,153)  (16)  1,915,630    19        (3)      --            --        --
 Payment of cash
  dividend on Series A
  preferred stock.......        --    --          --    --     (2,500)      --            --     (2,500)
 Payment of fractional
  shares................        --    --          --    --         (1)      --            --         (1)
 Net income.............        --    --          --    --        --        --            847       847
                         ----------   ---   ---------   ---   -------     -----      --------   -------
BALANCE, JANUARY 30,
 1994...................        --    --    6,930,253    69    72,275      (171)      (10,346)   61,827
 Payment of notes
  receivable from sale
  of common stock.......        --    --          --    --        --         20           --         20
 Issuance of convertible
  preferred stock, net
  of transaction costs..    800,000     8         --    --     19,099                     --     19,107
 Issuance of common
  stock resulting from
  exercise of options
  and warrants..........        --    --       53,147     1       441       --            --        442
 Dividends on
  convertible preferred
  stock.................        --    --          --    --     (1,115)      --            --     (1,115)
 Net income.............        --    --          --    --        --        --          2,297     2,297
                         ----------   ---   ---------   ---   -------     -----      --------   -------
BALANCE, JANUARY 29,
 1995...................    800,000     8   6,983,400    70    90,700      (151)       (8,049)   82,578
 Payment of notes
  receivable from sale
  of common stock.......        --    --          --    --        --         58           --         58
 Issuance of common
  stock resulting from
  exercise of options
  and warrants..........        --    --       31,765   --        212       --            --        212
 Dividends on
  convertible preferred
  stock.................        --    --          --    --       (300)      --           (900)   (1,200)
 Net income.............        --    --          --    --        --        --         11,609    11,609
                         ----------   ---   ---------   ---   -------     -----      --------   -------
BALANCE, JANUARY 28,
 1996...................    800,000   $ 8   7,015,165   $70   $90,612     $ (93)     $  2,660   $93,257
                         ==========   ===   =========   ===   =======     =====      ========   =======

 The accompanying notes are an integral part of these consolidated statements.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        YEAR ENDED
                                            -----------------------------------
                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income................................  $    847    $  2,297    $ 11,609
 Non-cash adjustments to net income--
  Depreciation and amortization............     6,845       8,682      10,715
  Prepayment premium on senior and
   subordinated senior debentures..........     6,335         --          --
  Write-off of deferred financing costs....     2,745         --          --
  Accretion of debt discounts..............       313         --          --
  Loss on asset disposals..................        65          55          15
 Changes in assets and liabilities--
  Increase in accounts receivable..........      (477)     (1,172)     (2,180)
  Increase in inventories..................    (8,636)    (20,944)    (13,323)
  (Increase) decrease in prepaid expenses
   and other...............................    (2,430)     (2,631)       (355)
  Increase in accounts payable and other
   liabilities.............................     7,517      15,977       5,465
                                             --------    --------    --------
    Net cash provided by operating
     activities............................    13,124       2,264      11,946
                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment.......   (29,491)    (30,577)    (12,500)
 (Purchase) redemption of investments......       --       (3,000)      3,000
 Purchase of leasehold rights..............    (6,511)        --          --
                                             --------    --------    --------
    Net cash used in investing activities..   (36,002)    (33,577)     (9,500)
                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from public stock offering...    48,370         --          --
 Net proceeds from issuance of preferred
  stock....................................       --       19,107         --
 Proceeds from issuance of long-term debt..   103,079       1,752         --
 Principal payments on capital leases and
  long-term debt...........................   (50,757)    (52,335)     (2,686)
 Deferred financing costs paid.............    (2,736)       (433)        (51)
 Preferred stock dividends.................    (2,500)     (1,115)     (1,200)
 Repayment of notes payable, net...........    (1,727)     (2,473)        (89)
 Repurchase of capital stock...............        (6)        --          --
 Proceeds from issuance of capital stock...        60         442         212
 Payment of notes receivable from sale of
  capital stock............................       208          20          58
                                             --------    --------    --------
    Net cash provided by (used in)
     financing activities..................    93,991     (35,035)     (3,756)
                                             --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS...............................    71,113     (66,348)     (1,310)
CASH AND CASH EQUIVALENTS, beginning of
 period....................................     4,475      75,588       9,240
                                             --------    --------    --------
CASH AND CASH EQUIVALENTS, end of period...  $ 75,588    $  9,240    $  7,930
                                             ========    ========    ========

 The accompanying notes are an integral part of these consolidated statements.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               JANUARY 28, 1996

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

 Consolidation and Nature of Operations

  The consolidated financial statements include the accounts of Orchard Supply Hardware Stores Corporation ("Company") and its wholly-owned subsidiary, Orchard Supply Hardware Corporation ("Orchard Supply") which operates 60 hardware super stores located in California. As of January 28, 1996, 50 of the stores were located in Northern and Central California, Orchard Supply's historical market, and 10 stores were located in Southern California, a geographical market entered during the year ended January 30, 1994. The majority of the Company's merchandise is handled through a single warehouse and distribution facility in Northern California.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

 Cash and Cash Equivalents

  All highly liquid instruments with an original maturity of three months or less are included in cash and cash equivalents. "Outstanding checks, not cleared by bank" which are included in current liabilities, consists of checks outstanding against zero balance accounts.

 Investments

  Effective January 31, 1994 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting of investments in equity securities that have readily determinable fair values and all debt securities and requires that all such investments be classified as held-to-maturity securities, trading securities or available-for-sale securities. The Company's securities, classified as available for sale, are carried at fair market value. The impact of SFAS No. 115 was not material to the Company.

 Inventory

  Inventory is stated at the lower of cost or market using the retail first-in, first-out ("FIFO") method.

 Assets Held for Disposal

  Assets held for disposal represent the Company's former warehouse building and a parcel of land adjacent to the new warehouse site which had previously been included in property and equipment, and are currently being held for sale. The Company carries these assets at amounts not to exceed net realizable value.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated primarily on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements. The range of estimated useful lives is as follows:

      Buildings.................................... 25-40 years
      Leasehold improvements....................... 14-25 years or life of lease
      Land improvements............................ 15 years or life of lease
      Machinery and equipment...................... 3-10 years

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

  During the years ended January 30, 1994, January 29, 1995 and January 28, 1996, the Company capitalized interest costs of $448,000, $870,000 and $57,000 related to the construction of new stores.

 Leasehold Rights

  Leasehold rights represent the difference between the fair market value of the Company's lease rentals and the stated rental rates at the time of acquisition. Leasehold rights are amortized over the lives of the lease terms ranging from five to 35 years.

 Pre-Opening Expenses

  Costs related to the preparation and opening of new stores are expensed as incurred. These expenses consist principally of store merchandising and stocking expenses, personnel recruitment and training costs and grand-opening advertising and promotional expenses.

 Deferred Financing Costs

  Deferred financing costs are amortized over the lives of the respective debt instruments.

 Goodwill

  Goodwill is amortized over a 40 year period.

 Earnings Per Share

  Net income per common and equivalent share is computed by dividing net income available to common stock (net income less preferred stock dividend requirements) by the weighted average number of common and equivalent shares. Common and equivalent shares include common stock issuable upon exercise of stock options and warrants less shares assumed repurchased with the proceeds from notes receivable from sale of common stock (using the treasury stock method, unless antidilutive). Options outstanding pursuant to the Performance Stock Option Plan (now terminated) and the options granted to the President of the Company are excluded from the calculation due to their contingent nature.

  Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued by the Company during the 12-month period prior to the initial public offering and stock options and warrants granted during the same period for which a measurement date has been established have been included in the calculation of common and common equivalent shares using the treasury stock method and the public offering price as if they were outstanding for all applicable periods.

  Net income per common and equivalent share on a fully diluted basis reflects the assumed conversion of preferred stock to common stock, if dilutive.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

2. PROPERTY AND EQUIPMENT:

  Property and equipment are summarized below (in thousands):

                                                         JANUARY 29, JANUARY 28,
                                                            1995        1996
                                                         ----------- -----------
   Property and Equipment
     Land...............................................  $ 26,980    $ 26,980
     Land improvements..................................     1,652       2,074
     Buildings..........................................    37,394      37,782
     Machinery and equipment............................    37,703      43,540
     Leasehold improvements.............................    49,249      53,910
     Construction in progress...........................     4,382       3,807
     Assets under capital leases........................     1,849       1,834
                                                          --------    --------
                                                           159,209     169,927
     Accumulated depreciation and amortization..........   (29,369)    (37,282)
                                                          --------    --------
       Net property and equipment.......................  $129,840    $132,645
                                                          ========    ========

  Accumulated amortization on assets under capital lease was approximately $1.0 million and $1.1 million for the years ended January 29, 1995 and January 28, 1996, respectively.

3. OPERATING LEASE COMMITMENTS:

  Orchard Supply has entered into certain long-term operating leases primarily for buildings and equipment. Future annual minimum lease commitments under noncancelable operating leases as of January 28, 1996 are as follows (in thousands):

                                                                  FUTURE MINIMUM
      YEAR ENDING JANUARY,                                           RENTALS
      --------------------                                        --------------
        1997.....................................................    $ 21,199
        1998.....................................................      20,007
        1999.....................................................      19,480
        2000.....................................................      17,573
        2001.....................................................      15,707
        Thereafter...............................................     217,524
                                                                     --------
          Total minimum lease payments...........................    $311,490
                                                                     ========

  Store leases contain certain provisions for contingent rents based upon defined percentages of the dollar value of sales at individual stores. Total net rent expense is as follows (in thousands):

                                                              TOTAL  CONTINGENT
    YEAR ENDED                                               RENTALS  RENTALS
    ----------                                               ------- ----------
   January 28, 1996......................................... $20,656    $689
   January 29, 1995.........................................  17,067     573
   January 30, 1994.........................................  12,532     486

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

4. BENEFIT PLANS:

  Orchard Supply maintains a profit-sharing benefit plan and a 401(k) plan covering substantially all employees. Orchard Supply matches 50% of employee contributions to the 401(k) plan up to a maximum employee contribution of 3% of the employee's compensation. Orchard Supply may also make additional profit sharing contributions to employee accounts at the discretion of the Board of Directors. The Company's expenses for the 401(k) and profit-sharing plans were as follows (in thousands):

                                                             401(K)     PROFIT
    YEAR ENDED                                            CONTRIBUTIONS SHARING
    ----------                                            ------------- -------
   January 28, 1996......................................     $762      $1,219
   January 29, 1995......................................      624         671
   January 30, 1994......................................      468         990

5. LONG-TERM DEBT AND CREDIT ARRANGEMENTS:

  Long-term debt consists of the following (in thousands):

                                                         JANUARY 29, JANUARY 28,
                                                            1995        1996
                                                         ----------- -----------
   9 3/8% senior notes..................................  $100,000    $100,000
   Store and warehouse mortgages........................    35,412      32,829
   Obligations under capital leases.....................     1,540       1,437
                                                          --------    --------
   Total debt...........................................   136,952     134,266
   Less--Current maturities.............................     1,720       2,024
                                                          --------    --------
                                                          $135,232    $132,242
                                                          ========    ========

  The Company and Orchard Supply have complied with the restrictive loan covenants contained in the above obligations which provide, among other things, that (1) minimum working capital and net worth levels be maintained,
(2) minimum fixed charge ratios be met, (3) capital expenditures be restricted and (4) additional long-term debt be limited.

 9 3/8% Senior Notes

  On January 20, 1994, the Company, as guarantor, and Orchard Supply, as issuer, issued $100 million of unsecured 9 3/8% senior notes. The notes mature on February 15, 2002 and may be redeemed at Orchard Supply's option at various redemption dates as specified in the indenture. The terms of the notes limit the ability of Orchard Supply and the Company to pay dividends, incur indebtedness, issue stock, transfer funds to affiliates and dispose of assets.

 Store and Warehouse Mortgages

  The store mortgage notes bear interest at a rate equal to the average yield imputed from one-year United States Treasury securities, determined annually, plus 2.75% (10.1% and 9.1% at January 29, 1995 and January 28, 1996,
respectively). Principal payments began in May 1993 and a final balloon payment is due in 2002. Payments are based on a twenty-year amortization schedule.

  In May 1992, a life insurance company loaned Orchard Supply approximately $13.7 million through a first mortgage loan on the new warehouse facility located in Tracy, California. The mortgage note bears interest of 10.64% payable monthly on the outstanding loan balance. The first principal payment of $0.9 million was paid on May 31, 1995. Further principal payments are due each anniversary date through 2002, increasing by $0.2 million each year.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

  The net book value of the assets mortgaged pursuant to the above mortgage loans approximated $50.4 million at January 28, 1996.

 Revolving Credit Facility

  As of August 8, 1995, a new revolving credit facility was put in place by Orchard Supply, which is guaranteed by the Company and is secured by inventory and accounts receivable. Borrowings are limited to an amount equal to 75% of eligible accounts receivable, as defined, plus up to 50% of eligible inventory, as defined. The maximum available borrowings under the revolving credit facility are $40.0 million. In addition, there is a $10.0 million sublimit for letters of credit under the revolving credit facility. Letters of credit outstanding as of January 29, 1995 and January 28, 1996 totaled $5.2 million and $8.5 million, respectively.

  The revolving credit facility remains effective through May 31, 1999 and bears interest payable monthly at either the bank reference rate, as defined, or LIBOR plus 1.375% per annum, as elected by the Company.

  The following summarizes activity applicable to the revolving credit facilities (dollar amounts in thousands):

                                                        JANUARY 29, JANUARY 28,
                                                           1995        1996
                                                        ----------- -----------
   Balance outstanding at end of year..................   $  --       $   --
   Weighted average balance outstanding during the
    year...............................................      120          889
   Maximum amount outstanding during the year..........    4,625       11,290
   Weighted average interest rate......................     8.77%        9.79%
   Interest rate at end of period......................     9.50%        8.50%

 Capital Leases

  Orchard Supply leases two stores and certain equipment under capital lease agreements. The leases bear interest at implicit rates approximating 10%.

 Financing Costs

  In connection with the early extinguishments of debt during the year ended January 30, 1994, the Company recorded extraordinary charges of $9.3 million. The charges during the year ended January 30, 1994 consist of prepayment premiums of $6.3 million, the write-off of deferred financing charges of $2.7 million and the accelerated accretion of debt discounts of $0.3 million.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

 Principal and Interest Payments

  The following summarizes the required future payments pursuant to the various long-term debt instruments, including capital leases, discussed above (in thousands):

                                                                 FUTURE MINIMUM
                                                    PRINCIPAL    RENTAL PAYMENTS
                                                   PAYMENTS ON     PURSUANT TO
   YEAR ENDING JANUARY,                           LONG-TERM DEBT CAPITAL LEASES
   --------------------                           -------------- ---------------
     1997........................................    $  1,910        $  253
     1998........................................       2,216           252
     1999........................................       2,534           252
     2000........................................       2,861           253
     2001........................................       3,198           253
     Thereafter..................................     120,110           866
                                                     --------        ------
                                                      132,829         2,129
     Less--Amount representing interest..........                       692
                                                                     ------
     Present value of future commitments.........                     1,437
     Less--Current portion.......................       1,910           114
                                                     --------        ------
     Long-term portion...........................    $130,919        $1,323
                                                     ========        ======

  Total cash paid by the Company for interest was as follows (in thousands):

       YEAR ENDED
       ----------
      January 28, 1996................................................. $13,050
      January 29, 1995.................................................   9,531
      January 30, 1994.................................................  10,905

6. PREFERRED STOCK:

  In connection with the Company's initial public offering of common stock, the Company declared dividends on the Series A preferred stock of $13.3 million equal to all earned but undeclared dividends. Of this amount, $2.5 million was paid in cash and funded by borrowings under Orchard Supply's revolving credit facility. The remainder was paid through the issuance of 1,915,630 additional shares of preferred stock. The Company also converted all outstanding shares of preferred stock, including those issued pursuant to the dividends discussed above, into 3,128,028 shares of common stock at the market price pursuant to a statutory reclassification.

  On February 25, 1994, the Company issued to an affiliate 325,000 shares of Series 1 and 475,000 shares of Series 2 6% Cumulative Convertible Preferred Stock, $.01 par value per share, at a price of $24.25 per share. The preferred stock has an aggregate liquidation preference of $20.0 million, is convertible at the option of the holder into common stock at an initial conversion rate of
1.6 shares of common stock for each share of preferred stock subject to adjustment upon certain circumstances and may be redeemed by the Company at any time after December 15, 1996 at an initial redemption price of $26.50 per share, and thereafter at prices decreasing ratably to $25.00 per share on December 15, 2002.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

7. COMMON STOCK:

  On April 6, 1993, the Company completed its initial public offering. The Company sold 3.8 million shares of common stock at a price of $14 per share.

 Common Stock Warrants

  In connection with the issuance of notes since redeemed, the Company issued warrants to purchase 79,669 shares of common stock at $8.33 per share. All of the warrants have been exercised as of January 28, 1996.

 Stock Options

  Under the 1989 Nonqualified Stock Option Plan, options may be granted to qualified personnel of the Company to purchase shares of common stock at a price no less than the fair market value of such shares at the time the option is granted. Consequently, no compensation expense has been recognized in relation to this plan. Under the provisions of the plan, options shall vest no later than five years from the date of grant.

  In July of 1993, the 1993 Non-Employee Directors Stock Option Plan of the Company was added which resulted in the grant of 10,000 shares to non-employee directors. The provisions of the 1993 plan are the same as the 1989 plan.

  In November of 1993, the Company added the 1993 Stock Option Plan, reserving 350,000 shares for issuance to the officers, certain employees and directors of the Company. The provisions of the 1993 plan are the same as the 1989 plan with the following exceptions: the options vest 25% upon grant and 25% over the next three anniversary dates and the options cannot be granted to those possessing greater than 10% of the total combined voting power of all classes of common stock.

  At January 28, 1996, options covering 217,113 shares of common stock were outstanding, of which 111,888 shares were vested under the plans. The Board of Directors may accelerate the vesting at its discretion. Options expire ten years after the date of grant. The Company has reserved 394,314 shares of common stock for issuance under the plans.

  Following is a detail of activity for the stock option plans:

                                               OPTIONS     OPTIONS      PRICE
                                              AVAILABLE  OUTSTANDING  PER SHARE
                                              ---------  ----------- ------------
January 31, 1993.............................    7,561      52,439   $       8.33
  Authorized.................................  360,000         --             --
  Granted.................................... (105,000)    105,000    12.83-17.10
  Cancelled..................................    2,784      (2,784)    8.33-17.10
  Exercised..................................      --       (7,225)          8.33
                                              --------     -------
January 30, 1994.............................  265,345     147,430     8.33-17.10
  Cancelled..................................   13,105     (13,105)    8.33-17.10
  Exercised..................................      --         (699)          8.33
                                              --------     -------
January 29, 1995.............................  278,450     133,626     8.33-17.10
  Granted.................................... (111,200)    111,200           7.75
  Cancelled..................................    9,951      (9,951)    7.75-17.10
  Exercised..................................      --      (17,762)    7.75-17.10
                                              --------     -------
January 28, 1996.............................  177,201     217,113     7.75-17.10
                                              ========     =======

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

  In April 1992, the Company granted nonqualified stock options outside of the 1989 Nonqualified Stock Option Plan to its President covering 12,045 shares of common stock at an exercise price of $8.33 per share. The options are only exercisable upon the occurrence of certain mergers, consolidations, business combinations, asset sales, tender offers and liquidations involving the Company. Because of the contingent nature of the shares, no measurement date, as defined, has been established. No compensation expense has been recorded attributable to these options.

8. INCOME TAXES:

  In accordance with SFAS No. 109, all deferred tax assets and liabilities are quantified. Deferred tax assets include operating loss and tax credit carryforwards. A valuation allowance against the tax assets is required to adjust the assets to realizable amounts. Changes in the valuation allowance are generally a component of the income tax provision.

  The major components of deferred tax assets and liabilities are as follows (in thousands):

                                             JANUARY 30, JANUARY 29, JANUARY 28,
                                                1994        1995        1996
                                             ----------- ----------- -----------
Deferred tax assets--
  Net operating losses......................   $ 3,814     $ 4,913     $1,476
  AMT payments made.........................     1,951       1,951      4,028
  Other.....................................     2,383       1,531      3,217
                                               -------     -------     ------
    Total assets............................     8,148       8,395      8,721
  Valuation allowance.......................    (4,083)     (2,907)       --
                                               -------     -------     ------
    Net assets..............................     4,065       5,488      8,721
                                               -------     -------     ------
Deferred tax liabilities--
  Depreciation..............................     2,114       2,732      4,743
  Software costs............................       --          805      1,294
                                               -------     -------     ------
    Total liabilities.......................     2,114       3,537      6,037
                                               -------     -------     ------
    Total net deferred tax asset............   $ 1,951     $ 1,951     $2,684
                                               =======     =======     ======

  The significant components of income tax expense follow (in thousands):

                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
Current tax expense--
  Federal..................................    $ 275      $   191     $ 5,946
  State....................................       12            2       1,983
Deferred tax expense--
  Federal..................................      240          610        (796)
  State....................................       68          373          63
Adjustments to beginning valuation
 allowance.................................     (595)      (1,176)     (2,907)
                                               -----      -------     -------
                                               $ --       $   --      $ 4,289
                                               =====      =======     =======

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

  The following is a reconciliation of the effective tax rate to the statutory federal rate:

                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
Statutory federal income tax rate..........     34.0%       34.0%       34.0%
State income taxes net of federal benefit..      6.1         6.1         6.1
Adjustments to valuation allowance.........    (70.3)      (51.2)      (18.2)
Goodwill amortization and other permanent
 differences...............................     30.2        11.1         5.1
                                               -----       -----       -----
                                                   0%          0%       27.0%
                                               =====       =====       =====

  As of January 28, 1996, for tax purposes, the Company has net operating loss carryforwards of approximately $4.0 million and $1.1 million available to offset federal and California taxable income, respectively. These net operating loss carryforwards expire at various dates through the fiscal year ending January 2010 and state loss carryforwards expire at various dates through the fiscal year ending January 2000. As a result of the initial public offering and other ownership changes, the Internal Revenue Code, as amended, may limit the Company's ability to utilize its federal income tax net operating loss carryforwards. Any annual limitation amount determined by this computation that is not used in the current year increases the succeeding year's annual limitation amount. The Company's ability to utilize net operating loss carryforwards as computed for California income tax purposes may be similarly limited. The limitation on the use of net operating loss carryforwards may have the effect of accelerating a portion of the Company's income tax liability to an earlier year, and may also result in an overall increase in income taxes payable by the Company. Whether the Company's liability for taxes will be accelerated or increased will depend on numerous factors, including whether and the extent to which future annual taxable income of the Company exceeds the annual limitation, whether the Company is paying tax based on its regular taxable income or its alternative minimum taxable income and whether and the extent to which California permits corporations to deduct net operating loss carryforwards for California income tax purposes.

  The Company has made income tax payments of approximately $1.2 million, $-0-and $2.8 million in the years ended January 30, 1994, January 29, 1995 and January 28, 1996, respectively, primarily toward tax liabilities computed for alternative minimum tax purposes. Such payments are recorded as prepayments which will be applied against future liabilities computed for regular tax purposes.

9. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:

 Working Capital Accounts

  The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

 Long-term Debt

  Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt is approximately $135.6 million versus the carrying amount of approximately $134.3 million at January 28, 1996.

           ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARY

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                                INCOME (LOSS)
                                                                PER COMMON AND
                                                               EQUIVALENT SHARE
                                                    NET INCOME    ON A FULLY
                               SALES   GROSS MARGIN   (LOSS)    DILUTED BASIS
                              -------- ------------ ---------- ----------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED JANUARY 29, 1995
  First quarter.............. $ 96,555   $ 34,606    $  (917)       $(0.16)
  Second quarter.............  125,566     44,970      3,305          0.40
  Third quarter..............  111,790     41,043        598          0.04
  Fourth quarter.............  107,735     39,648       (689)        (0.14)
                              --------   --------    -------        ------
  Year....................... $441,646   $160,267    $ 2,297        $ 0.17
                              ========   ========    =======        ======
YEAR ENDED JANUARY 28, 1996
  First quarter.............. $125,352   $ 45,644    $ 2,922        $ 0.35
  Second quarter.............  145,465     52,323      5,601          0.67
  Third quarter..............  131,497     47,516      1,820          0.22
  Fourth quarter.............  130,125     47,192      1,266          0.14
                              --------   --------    -------        ------
  Year....................... $532,439   $192,675    $11,609        $ 1.38
                              ========   ========    =======        ======

11. SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARY:

  All operations of the Company are conducted through its wholly-owned subsidiary, Orchard Supply. The following summarizes the financial position and results of operations for the subsidiary (in thousands):

                                                         JANUARY 29, JANUARY 28,
                                                            1995        1996
                                                         ----------- -----------
   Current assets.......................................  $144,453    $156,193
   Non-current assets...................................   148,198     149,344
                                                          --------    --------
                                                          $292,651    $305,537
                                                          ========    ========
   Current liabilities..................................  $ 73,412    $ 80,037
   Non-current liabilities..............................   136,669     132,242
                                                          --------    --------
                                                           210,081     212,279
                                                          --------    --------
   Redeemable preferred stock...........................       --          --
   Other equity.........................................    82,570      93,258
                                                          --------    --------
                                                            82,570      93,258
                                                          --------    --------
                                                          $292,651    $305,537
                                                          ========    ========

                                                        YEAR ENDED
                                            -----------------------------------
                                            JANUARY 30, JANUARY 29, JANUARY 28,
                                               1994        1995        1996
                                            ----------- ----------- -----------
Sales......................................  $365,077    $441,646    $532,439
Gross margin...............................   130,751     160,267     192,675
Income before provisions for taxes and
 extraordinary items.......................    10,170       2,339      15,938
Net income.................................       852       2,339      11,649

  The various debt instruments of Orchard Supply restrict the payment of dividends to the parent as Orchard Supply is the primary obligor for all debt outstanding.

SELECTION
------------------------------------------------------------------------------

        [PHOTO 1]                 [PHOTO 2]                [PHOTO 3]

        [PHOTO 4]                 [PHOTO 5]                [PHOTO 6]

                                [COMPANY LOGO]

                                  [PHOTO 7]

                    New warehouse and distribution facility

                                                             CONVENIENT, WELL
SERVICE                                                      ORGANIZED STORES
------------------------------------------------------       ------------------
    [PHOTO 8]       [PHOTO 9]           [PHOTO 10]                   [PHOTO 11]
 Custom cutting    Commercial services  Drive through
                                       pick-up station

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, representative or any other person has been authorized to give information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or by the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Consolidated Financial Data......................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   17
Management................................................................   25
Principal and Selling Stockholders........................................   27
Description of Capital Stock..............................................   28
Underwriting..............................................................   30
Legal Matters.............................................................   31
Experts...................................................................   31
Additional Information....................................................   31
Incorporation of Certain Documents by Reference...........................   32
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                2,500,000 SHARES

                       [LOGO OF ORCHARD SUPPLY HARDWARE]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------


                             MONTGOMERY SECURITIES

                                  FURMAN SELZ


                                 March 12, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            GRAPHICS APPENDIX LIST


INSIDE FRONT COVER
Map Map of California with symbols indicating the locations of existing stores and the distribution center

Photo 1 Photograph of exterior of store and parking lot in Foster City, California

Photo 2    Photograph of check-out lines inside store

Photo 3    Photograph of plant nursery section of store

Photo 4    Photograph of store aisle containing rows of hammers
INSIDE BACK COVER
Photo 1    Photograph of store aisle containing rows of garden hoses

Photo 2    Photograph of store aisle of miscellaneous screws

Photo 3    Photograph of store aisle of shovels

Photo 4    Photograph of store tool corral

Photo 5    Close-up photograph of store aisle of miscellaneous screws

Photo 6    Photograph of store aisle of miscellaneous faucets

Photo 7 Photograph of exterior of distribution facility and trucks in parking lot

Photo 8    Photograph of employee cutting hose

Photo 9    Photograph of Commercial Services center

Photo 10 Photograph of employee loading cement onto the back of a customer's truck

Photo 11   Photograph of store interior showing how aisles are arranged